As filed with the Securities and Exchange Commission on November 27, 2012 Registration No. 333-182813

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1/A-Amendment 6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
INOVA TECHNOLOGY, INC
(Exact Name of Registrant as Specified in Its Charter)

Nevada	3990	98-0204280
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2300 W. Sahara Ave. Suite 800 Las Vegas, Nevada 89102 Telephone: 800-507-2810 Facsimile: 866 467 7940	Bob Bates, CPA HP Accounting 1819 Polk St. #314 San Francisco, CA 94109 bob@inovatechnology.com 415-264-0984 617-208-2968 fax
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Principal Executive Offices)	(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☑

PROSPECTUS-PART I

Item 1.
The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common stock, $0.001 par value per share	375,000,000	$3,750,000	$430

Total			430

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

Item 2.
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOTSOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
SUBJECT TO COMPLETION, DATED NOVEMBER 6, 2012
PRELIMINARY PROSPECTUS
375,000,000 Shares of Common Stock
We are registering 375,000,000 shares for sale on behalf of our Company.
This prospectus relates to the offering of up to 375,000,000 shares of common stock of Inova Technology, Inc. (the “Company”) in a self-underwritten direct public offering, without any participation by underwriters or broker-dealers. The shares will be sold through the efforts of our officers and directors.
The offering price is $0.01 per share (the “Offering Price”). The offering period will begin on the date this registration statement is declared effective by the Securities and Exchange Commission (the “SEC”) and continue, unless earlier terminated due to it being fully subscribed, until 5:00 P.M. Local Time, on xxxx, 2013(the “Offering Period”). There is no minimum number of shares to be sold under this offering.

The public offering price for the common stock offered hereby is to be $0.01 per share. Our common stock is quoted on the OTCQB by the OTC Markets Group under the symbol “INVA”. On November 6, 2012, the last reported sale price for our common stock was $0.01 per share.
We are conducting this offering as a "self-underwriting" through our officers and directors, and therefore, we will pay no underwriting fees or commissions.
1.	We are not using an underwriter for this offering of shares.

2.
We have no arrangement to place the proceeds from this offering in an escrow, trust or similar account. Any funds raised from sales of shares to the public pursuant to this offering will be immediately available to us for our use and retained by us regardless of whether or not there are any additional sales under this offering.

This offering will be on a continuous and best efforts basis. Shares offered by us, to the public, up to 375,000,000 shares will  be offered for a period for at least 9 months after the effectiveness of the offering with any unsold shares from such 375,000,000 offered, being deregistered. The offering does not have a minimum or maximum purchase. If it is fully subscribed before the 9 months (or potential additional 6 months) the offering will be terminated early. If it’s not fully subscribed it will not be terminated early.

We will receive proceeds at $0.01 per share from sale of up to 375,000,000 shares to be offered for the first 9 months after the effectiveness of the offering. The beginning of the period is November xx, 2012 and the expiration of the period will be August xx, 2013 since the shares are offered for 9 months. We reserve the right to extend this period for an additional 6 months subsequent to the initial minimum 9 month period.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the date that the registration statement relating to these securities, which has been filed with the Securities and Exchange Commission, becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Investing in our securities involves certain risks, including those set forth in the “Risk Factors” section beginning on page 5 of this prospectus as well as those set forth in any prospectus supplement that should be considered in connection with an investment in our securities.

	Per Share	Total
Public Offering Price per share	$.01	$.01
Underwriting discounts and commission	$0	$0
Offering Proceeds to Inova, before expenses(1)	$$3,750,000	$3,750,000

(1)	We estimate that the total expenses of this offering will be approximately $3,500.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is , 2012.

Securities offered through this prospectus will not be sold through dealers, but will be sold on a direct participation basis only.
Unless otherwise stated or the context otherwise requires, the terms “INOVA Technology,” “we,” “us,” “our” and the “Company” refer to INOVA Technology, Inc.
You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with additional or different information. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.
No dealer, salesperson or any other person is authorized in connection with this offering to give any information or make any representations about us, the securities offered hereby or any matter discussed in this prospectus, other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any circumstance in which the offer or solicitation is not authorized or is unlawful.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS
This prospectus, including the sections titled “Prospectus Summary”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Description of Business”, “Risk Factors” and other sections generally, contains certain statements that constitute “forward-looking statements”. These forward-looking statements include certain statements regarding intent, belief or current expectations about matters (including statements as to “beliefs,” “expectations,” “anticipations,” “intentions” or similar words). Forward-looking statements are also statements that are not statements of historical fact. Because these statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. These factors include, among others:
•	our ability to achieve and maintain profitability;

•	the price volatility of the Common Stock;

•	the historically low trading volume of the Common Stock;

•	our ability to manage and fund our growth;

•	our ability to attract and retain qualified personnel;

•	litigation;

•	our ability to compete with current and future competitors;

•	our ability to obtain additional financing;

•	general economic and business conditions;

•	our ability to continue as a going concern;

•	our ability to do business overseas;

•	other risks and uncertainties included in the section of this document titled “Risk Factors”; and

•	other factors discussed in our other filings made with the Commission.
The subsequent forward-looking statements relating to the matters described in this document and attributable to us or to persons acting on our behalf are expressly qualified in their entirety by such factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this Prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Prospectus will in fact occur. We have no obligation to publicly update or revise these forward-looking statements to reflect new information, future events, or otherwise, except as required by applicable laws, and we caution you not to place undue reliance on these forward looking statements.

Third Party Data
This prospectus also contains estimates and other information concerning our industry which are based on industry publications, surveys and forecasts, including those generated by us. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Please contact us if you have any specific questions. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors”.

Item 3.
PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus and does not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus, as well as the information to which we refer you, before deciding whether to invest in the common stock. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in the common stock is appropriate for you.
This registration statement, including the exhibits and schedules thereto, contains additional relevant information about us and our capital stock. We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549 . You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

About INOVA Technology, Inc.
Summary of Business Operations
Inova Technology, Inc. (“Inova” or “the Company”) operates in three segments and owns 100% of all subsidiaries: (1) providing information technology (IT) solutions and services through its Edgetech Services subsidiary, (2) providing radio frequency identification (RFID) products through its Trakkers (Montana) and RightTag (California) subsidiaries, and (3) providing network solutions through its Desert Communications subsidiary (Texas). We have approximately 55 employees and offices in Nevada, Texas and Montana.
Our principal executive offices are located at 2300 W. Sahara Ave. Suite 800, Las Vegas, Nevada 89102. Our telephone number is 800-507-2810. Our website can be accessed at http://www.inovatechnology.com, which is not incorporated in and is not a part of this report.

Risk Factors
An investment in our common stock involves a high degree of risk. You should carefully consider the risks described under “Risk Factors” beginning on page 5 of this prospectus, as well as other information included in this prospectus, including our financial statements and the notes thereto, before making an investment decision.

The Offering
The following summary contains basic information about the offering and our common stock and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of our common stock, please refer to the section of this prospectus entitled “Description of Capital Stock.”

Issuer	INOVA Technology, Inc, a Nevada corporation.
Common stock offered by us	Shares of common stock, par value $0.001 per share.
Number of shares/price offered	375,000,000 at $0.01 per share
Common stock outstanding after this offering	463,688,715 shares of common stock.
Use of Proceeds	We intend to use the net proceeds from the sale of our common stock in this offering for debt repayment, working capital and general corporate purposes.

Market and trading symbol for the common stock	Our common stock is listed and traded on the Over-the-Counter Bulletin Board under the symbol “INVA”

Unless otherwise specifically stated, information throughout this prospectus assumes that none of our outstanding options or warrants to purchase shares of our common stock were exercised.

 RISK FACTORS
You should carefully consider the risks described below before making an investment decision. Our business, financial condition, results of operations or cash flows could be materially adversely affected by any of these risks. The valuation for the Company could also decline due to any of these risks, and you may lose all or part of your investment. This document also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of several factors, including the risks faced by us described below and elsewhere in this prospectus. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes.

Risks Related to Our Business
Our independent registered public accounting firm has issued an opinion with an explanatory paragraph to the effect that there is substantial doubt about our ability to continue as a going concern.
Our independent registered public accounting firm has issued an opinion with an explanatory paragraph to the effect that there is substantial doubt about our ability to continue as a going concern. This unqualified opinion with an explanatory paragraph could have a material adverse effect on our business, financial condition, results of operations and cash flows. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” and Notes to our financial statements for the period ending July 31, 2012 and fiscal years ended April 30, 2011 and April 30, 2012, included elsewhere in this prospectus.
We have no committed sources of capital and do not know whether additional financing will be available when needed on terms that are acceptable, if at all. This going concern statement from our independent registered public accounting firm may discourage some investors from purchasing our stock or providing alternative capital financing. The failure to satisfy our capital requirements will adversely affect our business, financial condition, results of operations and prospects.
Unless we raise additional funds, either through the sale of equity securities or one or more collaborative arrangements, we will not have sufficient funds to continue operations. Even if we take these actions, they may be insufficient, particularly if our costs are higher than projected or unforeseen expenses arise.

When due, we may be unable to repay or secure an extension on the $11,756,447 in secured and unsecured promissory notes outstanding as at July 31, 2012. If we are unable to reach an agreement with our note holders, the note holders could foreclose on our assets, which ultimately could require us to curtail or cease our operations.
We do not currently have, and do not expect to attain, adequate funds for repayment of these notes from our current operations. Although we intend to continue to finance our operations, including the repayment of these notes, through a combination of internal cash flow and private sales of debt and equity securities, we may not be able to continue to generate cash flow to repay the notes or secure additional financing to repay the notes on acceptable terms, if at all. If we are unable to secure financing to repay the notes we will seek to renegotiate the notes. However, there is no guarantee that all note holders will accept any offer we may make and some or all of the note holders may request additional concessions from us for any accommodation we do secure. Any such additional consideration would likely be offered to all such note holders. Any terms we may be able to secure may not be favorable to us. Unfavorable terms would adversely impact our business, financial condition and/or results of operations. In the event we are unable to secure additional financing sufficient to pay the notes prior to the maturity date and we are not able to renegotiate the terms of the notes the note holders will have the option to either foreclose, which would have material adverse consequences on our business operations, financial condition, results of operations and cash flows and possibly result in the failure of our business.

We have a history of operating losses, and we expect our operating losses to continue for the foreseeable future. If we fail to obtain additional financing, we will be unable to execute our business plan and/or we may not be able to continue as a going concern.
We expect our operating losses to continue for the foreseeable future, as we continue to expend substantial resources to expand our current businesses. Our accumulated deficit was ($17,888,234) as of July 31, 2012. It is possible that we will never generate sufficient revenue to achieve and sustain profitability. Even if we achieve profitability, we may not be able to sustain or increase profitability.
We financed our operations since inception primarily through private sales of our common stock and preferred stock, issuance of convertible promissory notes and issuance of secured and unsecured promissory notes.
Even if we are successful in raising additional equity capital to fund our operations, we will still be required to raise an additional substantial amount of capital in the future to fund our development initiatives and to achieve profitability. Our ability to fund our future operating requirements will depend on many factors, including but not limited to the following:
•	ability to obtain funding from third parties;

•	progress on research and development programs;

•	time and costs required to gain third party approvals;

•	costs of manufacturing, marketing and distributing its products;

•	costs of filing, prosecuting and enforcing patents, patent applications, patent claims and trademarks;

•	status of competing products; and

•	market acceptance and third-party reimbursement of its products, if successfully developed.

There are no assurances that future funding will be available on favorable terms or at all. If additional funding is not obtained, we will need to reduce, defer or cancel development programs and planned initiatives, to the extent necessary. The failure to fund our capital requirements would have a material adverse effect on our business, financial condition and results of operations.
Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and operating results. In addition, current and potential stockholders could lose confidence in our financial reporting, which could have a material adverse effect on our stock price.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time; we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could also cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Our future indebtedness could adversely affect our financial health.
We have and may continue to incur a significant amount of indebtedness to finance our operations and growth. Any such indebtedness could result in negative consequences to us, including:
•	increasing our vulnerability to general adverse economic and industry conditions;

•
requiring a portion of our cash flow from operations be used for the payment of interest on our debt, thereby reducing our ability to use our cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business;

•	placing us at a competitive disadvantage to competitors who have less indebtedness; and

•
as the majority of our assets are pledged under a significant portion of our outstanding debt, the failure to meet the terms and conditions of the debt instruments, or a failure to timely rearrange the current terms and conditions of the notes, if so required, will result in us having no access to certain portions of our own technology.

We may not be able to meet our product development and commercialization milestones.
We have established internal product and commercialization milestones and dates for achieving development goals related to technology and design improvements of our products. To achieve these milestones we must complete substantial additional research, development and testing of our products and technologies. Product development and testing are subject to unanticipated and significant delays, expenses and technical or other problems. We cannot guarantee that we will successfully achieve our milestones. Our business strategy depends on acceptance by key market participants and end-users of our products.

We are dependent on third party suppliers and vendors for the supply of key components for some of our products.
We are dependent on third parties to manufacture the key components needed for our RFID scanners. Accordingly, a supplier’s failure to supply components in a timely manner, or to supply components that meet our quality, quantity and cost requirements, technical specifications, or the inability to obtain alternative sources of these components on a timely basis or on terms acceptable to us, would create delays in production of our products or increase unit costs of production. Certain of the components contain proprietary products of our suppliers, or the processes used by our suppliers to manufacture these components are proprietary. If we are required to replace any of our suppliers, while we should be able to obtain comparable components from alternative suppliers at comparable costs, this would create a delay in production. If we experience such delays or our third party suppliers and vendors fail to supply us with components that meet our quality, quantity, or cost standards, we may lose our customers or be subject to product liability claims. Our applications require extensive commercial testing and will take long periods of time to commercialize.

We have not devoted any significant resources towards the marketing and sale of our products, we expect to face intense competition in the markets in which we do business, and expect to rely, to a significant extent, on the marketing and sales efforts of third parties that we do not control.
We expect that the marketing and sale of our RFID products will be conducted by a combination of independent manufactures representatives, third-party strategic partners, distributors, or OEMs. Consequently, commercial success of our products will be dependent largely on the efforts of others. We intend to enter into additional strategic marketing and distribution agreements or other collaborative relationships to market and sell our products. However, we may not be able to identify or establish appropriate relationships in the future. Even if we enter into these types of relationships, we cannot assure you that the distributors with which we form relationships will focus adequate resources on selling our products or will be successful in selling them.
We will face intense competition in the markets for our RFID products. We will compete directly with currently available products, some of which may be less expensive. The companies that make these other products may have established sales relationships and more name-brand recognition in the market than we do. In addition, some of those companies may have significantly greater financial, marketing, manufacturing and other resources.

We depend on our intellectual property and failure to protect it could enable competitors to market products with similar features that may reduce demand for our products.
We filed a patent application relating to our primary RFID scanner (the “Mi”) in the United and Europe. These patent applications often make reference to applications for, and in some instances, are application patents relating to materials we are developing. Our patent applications may or may not mature into issued patents.
Our success depends, to a significant extent, on the technology that is incorporated in our product. If we are unable to protect our intellectual property, competitors could use our intellectual property to market products similar to our products, which could reduce demand for our products. We may be unable to prevent unauthorized parties from attempting to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our technology is difficult, and we may not be able to prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our intellectual property as fully as those in the United States. Others may circumvent trade secrets, trademarks and copyrights that we own or may own. Any such infringements, or any alleged infringements, could have a material adverse effect on our business, results of operations, and financial condition.
Some of our intellectual property is not covered by any patent or patent application. We seek to protect this proprietary intellectual property, which includes intellectual property that may not be patented or patentable, in part by confidentiality agreements with our distributors and employees. These agreements afford only limited protection and may not provide us with adequate remedies for any breach or prevent other persons or institutions from asserting rights to intellectual property arising out of these relationships. In addition, we cannot assure you that these agreements will not be breached, that we will have adequate remedies for any such breach or that the parties to such agreements will not assert rights to intellectual property arising out of these relationships.

Our products employ technology that may unknowingly infringe on the proprietary rights of others, and, as a result, we could become liable for significant damages and suffer other harm.
We cannot assure you that our technologies and products do not or will not infringe on the proprietary rights of third parties or that third parties will not assert infringement claims against us in the future. We cannot assure you that a third party will not claim infringement by us with respect to these patents, other patents or proprietary rights, or that we would prevail in any such proceeding. Any such infringement claim, whether meritorious or not, could:
•	be time-consuming;

•	result in costly litigation or arbitration and the diversion of technical and management personnel, as well as the diversion of financial resources from business operations;

•	require us to develop non-infringing technology or seek to enter into royalty or licensing agreements; or

•	require us to cease use of any infringing technology.
We may not be successful in developing non-infringing technologies. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all, and could significantly harm our business and operating results. A successful claim of infringement arising from the existence of a ‘submarine patent’ or another existing patent against us or our failure or inability to license the infringed or similar technology could require us to pay substantial damages and could harm our business. In addition, to the extent we agree to indemnify customers or other third parties against infringement of the intellectual property rights of others, a claim of infringement could disrupt or terminate their ability to use, market or sell our products.

We may be exposed to lawsuits and other claims if our products malfunction, which could increase our expenses, harm our reputation and prevent us from growing our business.
Any liability for damages resulting from malfunctions of our products could be substantial, increase our expenses and prevent us from growing or continuing our business. Potential customers may rely on our products for critical needs, such as backup power. A malfunction of our products could result in warranty claims or other product liability. In addition, a well-publicized actual or perceived problem could adversely affect the market’s perception of our products. This could result in a decline in demand for our products, which would reduce revenue and harm our business. Further, since our products are used in devices that are manufactured by other manufacturers, we may be subject to product liability claims even if our products do not malfunction.

Our key employees are critical to our success and the loss of any key employees could impair our ability to execute our strategy and grow our business.
Our future success depends, to a significant extent, on the continued service of our executive officers and other key technical, sales and senior management personnel and their ability to execute our growth strategy. The loss of the services of any of our senior level management or other key employees could harm our business. Our future performance will depend, in part, on our ability to retain management personnel and for our executive officers to work together effectively. Our executive officers may not be successful in carrying out their duties or running our business. Any dissent among executive officers could impair our ability to make strategic decisions.
If we fail to attract, retain and motivate qualified employees, we may be unable to execute our business strategy.
Our future success will depend in part on our ability to attract and retain highly qualified individuals, including researchers, engineers, sales and marketing personnel and management. Competition for these individuals may become intense, and it may become increasingly difficult to attract, assimilate and retain these highly qualified persons. Competitors and others may attempt to recruit our employees. Should we experience attrition or need to augment our staff, the cost of securing personnel may be significantly higher than currently experienced and thus negatively impact our financial position.

Our failure to manage our growth could harm our business.
We may grow in the number of our employees, the size of our physical facilities and the scope of our operations. Any expansion would likely place a significant strain on our senior management team and other internal and external resources. Furthermore, we may be required to hire additional senior management personnel. Our ability to manage growth will depend in part on our ability to continue to enhance our operating, financial and management information systems. Our personnel, systems and controls may be unable to support any growth we may experience and as a result, our financial results would suffer.
Our revenue and operating results may fluctuate significantly as a result of factors outside of our control, which could cause the value of our business to decline.
Unless and until we establish a predictable sales record for our products, we expect our revenue and operating results to vary significantly from quarter to quarter. As a result, quarterly comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication, in any manner, of our future performance. In addition, due to our stage of development, we cannot predict our future revenue or results of operations accurately. As a consequence, our operating results may fall below the expectations of investors, which could cause the valuation of our company to decline.

If our products fail to meet certain technical standards, we could be subject to claims, fines or other penalties and we may be curtailed from conducting our business operations.
Our products may fail and result in legal claims against the Company. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred by reason of said claims.

Government Budget fluctuations may affect our revenues
The vast majority of our revenue is generated from network solutions projects completed for school districts in Texas. Any change in the amount of government spending for any reason, specifically in a program known as “Erate”, could significantly adversely impact our revenues. For example, if there are budget cuts there could be less projects awarded in our region, and our revenues could be impacted directly. Each project is 80-90% funded by Erate so some projects might not be done at all if Erate funds were cut. The majority of our Desert revenues are derived from the Erate program. It is a $2.5 billion program, $500 million of which is allocated for Texas schools. Out of these totals, we have received over $15 million in most years. It pays a majority of the poor school's IT costs. This is a program where the school pays a small portion of the cost to have internet access installed. Government funding is requested under four categories of service: telecommunications services, Internet access, internal connections, and basic maintenance of internal connections. See p. 26 for more information.

Risks Related to This Offering and an Investment in Our Securities
We have not and do not intend to pay dividends on our common stock.
The payment of dividends upon our capital stock is solely within the discretion of our board of directors and dependent upon our financial condition, results of operations, capital requirements, restrictions contained in our future financing instruments and any other factors our board of directors may deem relevant. We have never declared or paid a dividend on our common stock and, because we have very limited resources, we do not anticipate declaring or paying any dividends on our common stock in the foreseeable future. Rather, we intend to retain any future earnings for the continued operation and expansion of our business. It is unlikely, therefore, that the holders of our common stock will have an opportunity to profit from anything other than potential appreciation in the value of our common shares held by them.

Our executive officers and directors have significant shareholdings, which may lead to conflicts with other shareholders over all corporate votes and control company's direction
Our directors and officers as a group, beneficially own or control approximately 80% of our outstanding common stock. Acting together, these shareholders would be able to significantly influence all matters that our shareholders vote upon, including the election of directors, mergers or other business combinations and matters. As such, they would be able to control the operations and the direction of the Company with very little outside influence.

Unless an active trading market develops for our securities, shareholders may have difficulty or be unable to sell their shares of common stock.
We cannot predict the extent to which an active public market for our common stock will develop or be sustained. Our common stock is currently quoted on the OTC Bulletin Board under the symbol “INVA.” However, currently there is not an active trading market for our common stock, meaning that the number of persons interested in purchasing shares of our common stock at or near ask prices at any given time may be relatively small or non-existent, and there can be no assurance that an active trading market may ever develop or, if developed, that it will be maintained. There are a number of factors that contribute to this situation, including, without limitation, the fact that we are a small development-stage company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, development-stage company such as ours or purchase or recommend the purchase of shares of our common stock until such time we become more seasoned and viable.
As a consequence, our stock may be characterized by a lack of liquidity, sporadic trading, larger spreads between bid and ask quotations, and other conditions that may affect shareholders’ ability to re-sell our securities. Moreover, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Unless an active trading market for our common stock is developed and maintained, shareholders may be unable to sell their common stock and any attempted sale of such shares may have the effect of lowering the market price of our common stock and a shareholder’s investment could be a partial or complete loss.

Since our common stock is thinly traded, it is more susceptible to extreme rises or declines in price and shareholders may not be able to sell their shares at or above the price paid.
Since our common stock is thinly traded, its trading price is likely to be highly volatile and could be subject to extreme fluctuations in response to various factors, many of which are beyond our control, including:

•	the trading volume of our shares;

•	the number of securities analysts, market-makers and brokers following our common stock;

•	new products or services introduced or announced by us or our competitors;

•	actual or anticipated variations in quarterly operating results;

•	conditions or trends in our business industries;

•	announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	sales of our common stock;

•	general stock market price and volume fluctuations of publicly-quoted, and particularly microcap, companies; and

•	material legal action.
Shareholders, including but not limited to those who hold shares as a result of the exercise or conversion of our convertible securities and warrants, may have difficulty reselling shares of our common stock, either at or above the price paid, or even at fair market value. The stock markets often experience significant price and volume changes that are not related to the operating performance of individual companies, and because our common stock is thinly traded it is particularly susceptible to such changes. These broad market changes may cause the market price of our common stock to decline regardless of how well we perform as a company. Price fluctuations in such shares are particularly volatile and subject to manipulation by market-makers, short-sellers and option traders.

Our common stock is currently and may in the future be subject to the “penny stock” regulations, which are likely to make it more difficult to sell.
The trading price of our common stock is currently below $5 per share. As such, our common stock is subject to the “penny stock” rules. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. These rules generally have the result of reducing trading in such stocks, restricting the pool of potential investors for such stocks, and making it more difficult for investors to sell their shares once acquired. Prior to a transaction in a penny stock, a broker-dealer is required to:
•	deliver to a prospective investor a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market;

•	provide the prospective investor with current bid and ask quotations for the penny stock;

•	explain to the prospective investor the compensation of the broker-dealer and its salesperson in the transaction;

•	provide investors monthly account statements showing the market value of each penny stock held in their account; and

•	make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.
These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. Since our common stock is subject to the penny stock rules, investors in our common stock may find it more difficult to sell their shares.

Shares eligible for future sale may adversely affect the market.
From time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, non-affiliate stockholders may sell freely after six months subject only to the current public information requirement (which disappears after one year). Affiliates may sell after six months subject to the Rule 144 volume, manner of sale (for equity securities), current public information and notice requirements

You will experience immediate dilution in the book value per share of the common stock you purchase.
Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on an assumed offering price of $.01 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $.04 per share in the net tangible book value of the common stock at July 31, 2012. See the section entitled “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

A large number of shares may be sold in the market following this offering, which may depress the market price of our common stock.
A large number of shares may be sold in the market following this offering, which may depress the market price of our common stock. Sales of a substantial number of shares of our common stock in the public market following this offering could cause the market price of our common stock to decline. If there are more shares of common stock offered for sale than buyers are willing to purchase, then the market price of our common stock may decline to a market price at which buyers are willing to purchase the offered shares.

Funds raised in this offering are available for immediate use and at the discretion of our management.
The funds raised from this offering of our common stock will be available to the Company for immediate use and such uses as to be determined by our management. Only Adam Radly, our CEO, will have access to the funds raised. You will not have the right to withdraw your funds during the offering.
We cannot provide any assurances that existing creditors of the Company will not garnish any such funds for payment of amounts owed to them. The main creditors relevant to this issue are Boone and Ascendiant, whom we owe $8 million.

We may not be able to raise sufficient capital to grow our business or continue operations.
We hope to raise $3,750,000 in this offering. However, even if we are able to sell the entire offering, this amount may not be enough to grow our business and fund our operations.

We may in the future issue more shares which could cause a loss of control by our present management and current stockholders.
We may issue further shares as consideration for the cash or assets or services out of our authorized but unissued common stock that would, upon issuance, represent a majority of the voting power and equity of our Company. The result of such an issuance would be those new stockholders and management would control our Company, and persons unknown could replace our management at this time. Such an occurrence would result in a greatly reduced percentage of ownership of our Company by our current shareholders, which could present significant risks to investors.

We have convertible debt which is convertible into our common stock. A conversion of such debt could not only have a dilutive effect to existing shareholders, but could also cause us to exceed our authorized capital.

At October 31, 2012, we have outstanding convertible notes payable of $3,307,900 to Boone. Such notes are past due and are convertible into shares of our common stock in whole or in part at a conversion price of $.00366 per share. When the note payables are converted into shares of our common stock this could have a dilutive effect to the holdings of our existing shareholders.

We currently have authorized capital of 500,000,000 shares of common stock.  If the convertible debt was to be converted we would be required to issue 903,797,814 shares of our common stock.  This amounts exceeds our authorized capital and in such case, we would not be able to issue any shares of common stock until such time we had held a shareholder meeting to approve amending our articles of incorporation to increase the number of shares of our authorized common stock.

Item 4.
USE OF PROCEEDS
Based on an offering price throughout the offering period of $.01 per share, we estimate the gross proceeds from the sale of 375,000,000 shares of common stock will be $3.75 million.
We estimate that we will receive net proceeds of approximately $3.75 million. We currently intend to use the net proceeds of this offering for working capital and general corporate purposes, and repayment of certain indebtedness with a summary of the use of proceeds shown below:

Working capital	$559,000
Debt	1,500,000
Expansion	1,687,500
Net Proceeds
Expense (legal/accounting)	3,500

Total Gross Proceeds	$3,750,000

In addition, we may use a portion of any net proceeds to acquire complementary products, technologies or businesses. We will have significant discretion in the use of any net proceeds. Investors will be relying on the judgment of our management regarding the application of the proceeds of any sale of our common stock. We may invest the net proceeds temporarily until we use them for their stated purpose.
IF less than 100% of the MAXIMUM SHARES ARE SOLD, we will allocate funds according to the table below. We anticipate that amounts raised below 50% of the maximum will result in limited revenue from expansion of operations during the short-term. Expansion of operations includes such items marketing expenditures and, if available, a small acquisition.
Allocation of funds

Amount raised	$750,000	1,875,000	2,812,500	3,750,000
% of total offering	20%	50%	75%	100%
Allocation
Debt reduction	187,500	750,000	1,125,000	1,500,000
Working capital	187,500	187,500	375,000	559,000
Expansion	375,000	937,500	1,312,500	1,687,500
TOTAL	750,000	1,875,000	2,812,500	3,746,500
IF ONLY 20% OF THE MAXIMUM SHARES ARE SOLD, we will continue with utilizing working capital and expansion. However, there would be insufficient funds available for furtherance of the plan of operations as detailed later in this prospectus under the heading "PLAN OF OPERATION."
IN THE EVENT THAT ONLY 50% OF THE MAXIMUM SHARES ARE SOLD (APPROXIMATELY $1,875,000), we will be able to further the plan of operation; however, our activities will continue to be restricted.
IF 75% OF THE MAXIMUM SHARES UNDERLYING ARE SOLD (APPROXIMATELY $2,812,500), there will be sufficient funds to pay a significant portion of all budgeted expenditure items.
At this point we would allocate the funds somewhat evenly between the above categories, so as to not use all proceeds for debt, etc. The debt that will be paid is that of Boone and possibly other junior creditors, such as Ascendiant, Agile and the founders. The current rate of interest on these notes is 18% and the notes are past due. If senior creditors are paid and there are funds remaining then junior creditors could possibly be paid also.

Item 5

DETERMINATION OF OFFERING PRICE
The public offering price of the shares offered by this prospectus has been determined by reviewing and considering the following factors:
•	our history and our prospects;

•	the industry in which we operate;

•	our past and present operating results;

•	the previous experience of our executive officers; and

•	the general condition of the securities markets at the time of this offering.

Item 6
DILUTION
Our net tangible book value as of November 6, 2012 was approximately ($11,254,843), or ($.13) per share of our common stock. Our net tangible book value per share represents our total tangible assets less total liabilities divided by the number of shares of our common stock outstanding on November 6, 2012. Assuming that we issue all of the shares of our common stock offered by us at the public offering price of $.01 per share, and after deducting the commissions and estimated offering expenses payable by us, our net tangible book value as of November 6, 2012 would have been approximately $(7.6) million, or ($.02) per share of our common stock. This amount represents an immediate increase in net tangible book value of $.11 per share to our existing stockholders and an immediate dilution in net tangible book value of $.03 per share to new investors purchasing shares of our common stock in this offering.
We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the public offering price per share of our common stock. The following items influence the dilution in net tangible book value per share to new investors:
•	Public offering price per unit

•	Net tangible book value per share as of September 24, 2012

•	Increase per share attributable to sale of common stock to investors

•	Dilution per share to investors

•	Dilution as a percentage of the offering price
The following shares were not included in the above calculation:
•	0 shares of our common stock reserved for issuance under various outstanding warrant agreements, at a weighted average exercise price of $0.03 per share

8,839,513 warrants underlying our debt and issued for services

954,525,984 shares to be issued if debt is converted
Unless otherwise specifically stated, information throughout this prospectus assumes that none of our outstanding options or warrants to purchase shares of our common stock are exercised and from the exercise of the Underwriter’s Warrant.

Item 9
DESCRIPTION OF CAPITAL STOCK
The following is a brief description of our capital stock, including their material terms and provisions and as such terms and provisions are applied to our certificate of incorporation, as amended, or our certificate of incorporation, and our restated bylaws, or our bylaws, copies of which have been filed with the SEC and are also available upon request from us, and applicable corporate laws of the State of Nevada.

Authorized Capital
We are authorized to issue shares of stock to be designated respectively “common stock” and “preferred stock” and collectively referred to herein as “capital stock.” The total number of shares of capital stock which we have the authority to issue are 525,000,000, consisting of 500,000,000 shares of common stock, par value $0.001 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock
We have approximately 88,688,715 shares of common stock issued and outstanding as of October 31, 2012. Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. The holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors from funds legally available therefore. Cash dividends are at the sole discretion of our board of directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

REDEEMABLE PREFERRED STOCK & NON-CONTROLLING INTEREST
Series A Preferred Stock
Inova has authorized an undesignated amount of Series A preferred shares. Each Series A preferred share is convertible into common stock at the rate of 1 to 0.06. There were no shares of Series A preferred stock issued as of July 31, 2012 and April 30, 2012 and 2011.
Series B Convertible Preferred Stock
Inova has authorized 5,000 non-restricted Series B preferred shares to be issued for each acquisition with more than $40 million in sales or $10 million in EBITDA and 5,000 non-restricted Series B preferred shares authorized to be issued for each acquisition with less than $40 million in sales. Each Series B preferred share is convertible into common stock at the rate of 1 to 100. There were no shares of Series B preferred stock issued as of July 31, 2012 , April 30, 2012 and 2011.
Series B Redeemable Preferred Stock
On September 1, 2008, 1,500,000 shares of redeemable preferred stock were issued in conjunction with the purchase of Trakkers and Tesselon. This is redeemable Series B, non-voting preferred, which has a dissolution value of $1 per share. The agreement was amended on December 18, 2008 and again in July 2009. The original and first amended preferred stock agreements were determined to have errors and did not represent the intent of both parties causing both to be amended. Inova must determine the method of redemption of the preferred stock any time over the one year period from issuance and when redeemed Inova may choose from the following 3 redemption options: 1) $1,500,000 payment of cash 2) Issuance of 375,000 common shares 3) Transfer of 10% of the Trakkers/Tesselon companies. Option 2) requires the company to issue the 375,000 common shares in three annual installments of 125,000 common shares each beginning no later than October 31, 2010. If elected, options 1) and 3) are due on the third anniversary of the issuance of the preferred stock. During 2009, the company originally anticipated that it would select option 2 and therefore classified the fair value of the preferred stock as a component of stockholders’ equity as of April 30, 2009. Management later determined it is best for the company to elect option 3) and therefore will settle the instrument by issuing 10% ownership of Trakkers LLC on the third anniversary of the agreement. Because the one year period from the original issuance of the preferred stock has passed, the Company can no longer change the method of redemption. At inception of the instrument, the company determined the fair value of the preferred stock was $1,307,506. Because the instrument will now be settled with subsidiary stock, Inova has classified the instrument as non-controlling interest in the consolidated balance sheet as of July 31, 2012, April 30, 2012 and 2011 in accordance with ASC 810-10-45-17A and ASC 815-40-15-5C (formerly EITF 08-08) “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity’s Consolidated Subsidiary”. As of April,30, 2012, Inova had not issued the 10 % interest in Trakkers to the original sellers. Inova is currently in the process of determining if this settlement option is in conflict with other secured creditors of Trakkers.

WARRANTS
Fiscal 2011
During the quarter ended July 31, 2010, Boone exercised warrants to purchase 30,111,440 shares of Inova common stock and 130.90 shares of Desert common stock. Contemporaneously, Boone exercised the related put options, requiring Inova to repurchase the warrants shares from Boone for $1,515,900. Under the put option agreement, if Inova fails to repurchase the warrant shares from Boone, the put option liability will become a convertible note. Inova did not repurchase the warrant shares and accordingly, the put option became a convertible note during the quarter ended July 31, 2010. See Note 8.
During the quarter ended October 31, 2010, Boone exercised warrants to purchase 7,682,340 shares of Inova common stock and 19.44% of Trakkers common stock. Contemporaneously, Boone exercised the related put options, requiring Inova to repurchase the warrants shares from Boone for $792,000. Under the put option agreement, if Inova fails to repurchase the warrant shares from Boone, the put option liability will become a convertible note. Inova did not repurchase the warrant shares and accordingly, the put option became a convertible note in November 2010. See Note 8.
Inova issued 1,000,000 warrants to a public relations firm with a fair value of $56,500 that were fully vested and non-forfeitable on the date of grant. The fair value of these warrants was reclassified to derivative liabilities at $52,000 due to provisions in certain convertible note agreements (described in Note 9) that cause all share-settable instruments issued by Inova to be classified as liabilities.

Fiscal 2012
During fiscal 2012, 1,528,142 warrants to purchase Inova common stock expired unexercised.
The following tables summarize common stock warrants outstanding by entity:
				Weighted
		Weighted		average
		average	Aggregate	remaining
		exercise	intrinsic	contractual
Warrants to purchase Inova common stock	Warrants	price	value	life (years)
Outstanding at April 30, 2010	48,161,435	$0.05	$2,720,778	4.11
Granted	1,000,000	0.18
Exercised	(37,793,780)	.00
Forfeited	—	—
Expired
Outstanding at April 30, 2011	11,367,655	$0.03	$676,196	2.56
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	(1,528,142)	0.00
Outstanding at April 30, 2012	9,839,513	$0.03	$77,441	1,57

				Weighted
		Weighted		average
		average	Aggregate	remaining
		exercise	intrinsic	contractual
Warrants to purchase Desert common stock	Warrants	price	value	life (years)
Outstanding at April 30, 2010	130.90	$0.00	$1,072,842	5.10
Granted		0.00
Exercised	(130.90)	0.00
Forfeited	—	—
Expired	—	—
Outstanding at April 30, 2011 and 2012 and July 31, 2012	0	$0.00		$0

				Weighted
		Weighted		average
		average	Aggregate	remaining
		exercise	intrinsic	contractual
Warrants to purchase Trakkers common stock	Warrants	price	value	life (years)
Outstanding at April 30, 2010	32.94%	$—	$1,082,932	3.69
Granted		0.00
Exercised	19.44%	—
Forfeited	—	—
Expired	—	—
Outstanding at April 30, 2011	13.50%	$—	$10,606	3.18
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	—	—
Outstanding at April 30, 2012	13.50%	$—	$—	2.18

				Weighted
				average
		Weighted		remaining
Warrants to purchase Inova common		average	Aggregate	contractual
stock	Warrants	exercise price	intrinsic value	life (years)
Outstanding at April 30, 2012	9,839,513	$0.03	77,441	1.57
Granted	-	-
Exercised	-	-
Forfeited	-	-
Expired	1,000,000	-
Outstanding at July 31, 2012	8,839,513	$0.01	$37,913	1.35

Weighted
average
		Weighted		remaining
Warrants to purchase Trakkers		average	Aggregate	contractual
common stock	Warrants	exercise price	intrinsic value	life (years)
Outstanding at April 30, 2012	13.50	$-	$	2.18
Granted	-	-
Exercised	-	-
Forfeited	-	-
Expired	-	-
Outstanding at July 31, 2012	13.50	$-	$	1.92

Transfer Agent
Our transfer agent is Transfer Online located at 512 SE Salmon Street, Portland, OR 97214, telephone 503.227.2950.

Dividend Policy
We have not declared or paid any dividends and do not intend to pay any dividends in the foreseeable future to the holders of our common stock. We intend to retain future earnings, if any, for use in the operation and expansion of our business. Any future decision to pay dividends on common stock will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors our board of directors may deem relevant.

CAPITALIZATION
The following table lists all shares that could potentially be issued. Specifically, there are convertible notes that can result in the following issuances:

	July 31, 2012
Common stock issued and outstanding	88,688,715
Common stock underlying warrants	8,839,513
Common stock underlying convertible promissory notes (if converted)	954,525,984	(1)
Options	—

	1,052,054,212

(1) 903,797,814 of these shares are related to Boone's puts. To date Boone has not exercised any warrants or expressed an interest in receiving stock. Boone has indicated they would not exercise their right to convert puts into these shares at the same time. They would give us up to 3 months to increase our authorized shares by 1,000,000,000 in order to have authority to issue enough stock to cover a conversion.

We are registering 375,000,000 shares of our common stock for sale to the public.

Comparative Data
The following table sets forth with respect to existing shareholders and new investors, a comparison of the number of our shares of common stock purchased the percentage ownership of such Shares, the total consideration paid, the percentage of total consideration paid and the average price per Share. All percentages are computed based upon cumulative shares and consideration assuming sale of all shares in the line item as compared to maximum in each previous line.
	Shares Purchased (1)		Total Consideration		Average
	Number	Percent (2)	Amount	Percent (3)	Price/Share
1) Existing Shareholders	88,688,715	100%	$5,311,095.00	100%	$0.06

2) New Shareholders	375,000,000	81%	$3,750,000.00	41%	$0.01

“Net tangible book value” is the amount that results from subtracting the total liabilities and intangible assets from the total assets of an entity. Dilution occurs because we determined the offering price based on factors other than those used in computing book value of our stock. Dilution exists because the book value of shares held by existing stockholders is lower than the offering price offered to new investors.
(1)	88,688,715 shares were issued to all shareholders at $.06 per share average.
(2)	Percentage relates to total percentage of shares sold up to such increment.
(3)	Percentage relates to total percentage of capital raised post offering.

Following is a table detailing dilution to investors if 25%, 50%, 75%, or 100% of the shares in the offering are sold.
	25%	50%	75%	100%
Net tangible book value per share prior to stock sale	$(.13)	$(.13)	$(.13)	$(.13)
Net tangible book value per share after stock sale	$(.02)	$(.02)	$(.02)	$(.02)
Average cost of shares owned by current stockholders per share	$0.06	$0.06	$0.06	$0.06

As at November 6, 2012, the net tangible book value of our stock was $(.13) per share. If we are successful in achieving selling shares at the offering price, the pro forma net tangible book value of our stock would be as shown in chart above. That would represent an immediate increase in net tangible book value per share and per share dilution to new investors as shown in chart above, assuming the shares are sold at the offering price of $0.01 per share. Our existing stockholders have purchased a total of 88,688,715 shares at an average cost of $0.06 per share. The book value of the stock held by our existing stockholders will increase per share, while new purchaser’s book value will decrease from purchase price of $0.01 per share, as shown in chart above, to the net tangible book value.

Item 10
INTERESTS OF NAMED EXPERTS AND COUNSEL
The financial statements as of April 30, 2012 and 2011 and for years then ended included in this Prospectus have been so included in reliance on the report of MaloneBailey, LLP (“MB”), an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern) appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.
MB has not been employed by us on a contingent basis with respect to the sale or registration under this prospectus of the securities to be sold by us. MB does not own an interest in us.

The validity of the shares of common stock offered by this prospectus will be passed upon for Inova Technology, Inc. by Michael A. Littman, Attorney At Law.

Item 11
a) DESCRIPTION OF BUSINESS
Organization and History of the Company
Inova Technology Inc. (the “Company”) was incorporated in Nevada in 1997, as Newsgurus.com, Inc. The Company changed its name to Secure Enterprise Solutions Inc. in 2002, then to Edgetech Services Inc. (‘Edgetech.”) In 2007, the Company amended its Articles of Incorporation to change its name to Inova Technology, Inc.
In 2005, Edgetech entered into an agreement with the shareholders of Web’s Biggest, Inc., Mr. Xavier Roy of Los Angeles, California, and Advisors LLC, (collectively, “Web’s Biggest”) which resulted in Edgetech issuing 25,000,000 shares of convertible preferred stock to the shareholders of Web’s Biggest in consideration for 100% of the outstanding capital of Web’s Biggest and cash of $250,000 be used for general working capital of Edgetech.
In 2006, Edgetech bought certain assets of Data Management, Inc. (“Data Management”), a Nevada corporation, in exchange for 25,000,000 shares of convertible preferred stock. The convertible preferred stock used to acquire Data Management represented approximately 90% of the voting stock of Edgetech on a fully diluted basis. Concurrently, Edgetech sold its wholly-owned subsidiary, Web’s Biggest Limited, to Advisors LLC in exchange for 25,000,000 shares of convertible preferred stock of Edgetech Services, Inc. held by Advisors LLC. The 25,000,000 convertible preferred shares issued to buy Data Management were the same 25,000,000 convertible preferred shares received from the sale of Web’s Biggest.
Prior to these transactions described above, the Company was controlled by Advisors LLC, an entity related to Mr. Paul Aunger, an officer and director of the Company. When the transactions described above were completed, this resulted in a change of control of the Company and the controlling shareholder became Southbase International Ltd., an entity related to Mr. Adam Radly, an officer and director of the Company. Prior to these transactions, the unaffiliated shareholders of the Company owned approximately 10% of the Company and they continued to own approximately 10% of the Company on a fully diluted basis.

On May 1, 2007, the Company acquired RightTag, Inc., a manufacturer of radio frequency identification (“RFID”) products.
On December 21, 2007, the Company acquired Texas-based Desert Communications (“Desert”) for $5.9 million, consisting of $3.3 million paid in cash and $2.6 million notes payable. Some of the notes are still outstanding. Funding for the acquisition was obtained from IBM and Boone Opportunity Lenders (“Boone”). IBM provided part of a $2.5 million line of credit and Boone Opportunity Lenders provided a $1.8 million debenture. Inova also signed a $2.3 million promissory note payable to the previous owners of Desert.
The IBM facility referred to above has been paid off; a separate smaller lease facility was setup with IBM-it is secured by certain assets. Boone continued to loan funds to the company until 2010; it is now an inactive fund.
On September 1, 2008, the Company acquired Trakkers and Tesselon for $6.1 million including $500,000 cash, $2.3 million in promissory notes, $2 million paid in the form of a seller note and $1.3 million of redeemable preferred stock (non-convertible and nonvoting). In order to fund the acquisition of Trakkers, Inova raised money in the form of debt financing from its existing shareholders (including two private equity groups) and one major existing lender.
In October 2010, the Company completed a forward stock split on a 20 shares for every 1 share basis of its common stock. Prior to the stock split, the Company had 2,876,232 shares issued and outstanding. After the stock split, the Company had 57,524,640 shares issued and outstanding.
Prior financial status
In order to complete the acquisitions we did a few years ago, we issued warrants to our lenders. They exercised their option to convert this to debt in most cases, which caused our debt to exceed levels appropriate for the entities purchased. Please refer to the financial statements below for specific information.
We have since been in negotiations with the lenders to reduce these to more appropriate amounts, since it is unreasonable to pay the higher amounts. We have also researched refinancing the debt with new lenders who would offer better terms. Also, on a GAAP basis we have had losses in many periods. However, our adjusted EBITDA has been strong, at an average of $1.5 million per year over the past 4 years (2012 $.2 million, 2011 $1.6 million, 2010 $2 million, 2009 $2.2 million).
We also just purchased IP for $100,000 which could have a potentially significant positive impact on future earnings.

SUMMARY OF BUSINESS OPERATIONS
Our Business Operations and our Proprietary Technologies
Two of our subsidiaries (Trakkers and RightTag) own proprietary technologies.
RightTag
RightTag is essentially an R & D company that has the ability to create new RFID products and solutions and customized RFID solutions for customers requiring solutions that cannot be addressed with off the shelf products. RightTag has developed proprietary RFID Scanners (sold under the RightTag brand), certain custom RFID tags and has also developed a proprietary RFID mother board that can be placed into any product to transform it into an RFID scanner. RightTag has not filed patent applications for these technologies.
Trakkers
Trakkers has developed “lead tracking” and “lead retrieval” solutions for the trade show industry that use RFID, bar code and mag stripe technologies. These solutions have been internally designed and developed and are proprietary and patent pending. Patent applications have been filed in the USA. We have also filed a European patent application that applies to all European countries that are members of the European Union. While Trakkers’ technology is currently being applied to the trade show industry, the technology may be applied to many other verticals, such as Defense, security, mobile credit card processing.
Products
“Mi”
The “Mi” is Trakkers’ flagship product. The Mi is a scanner that reads RFID, 1 & 2 D bar code and mag strip – all in one device approximately the size of an iPhone. The reason for including the ability to read RFID, bar code and mag strip is that different trade shows use different technologies. The Mi device also has a GPRS capability which means that data read by the device can be sent using the mobile phone network to any location that has mobile phone service. The Mi also has a touch screen and can be blue tooth enabled and or WiFi enabled if required. As far as management is aware, the Mi is the only device in the world that has this combination of features and functionality. The Mi was entirely internally developed by Trakkers and RightTag. Trakkers outsources the manufacturing of the Mi to a third party contract manufacturer.
The Mi was entirely internally developed by Trakkers and RightTag (provided the RFID component in the Mi). It is a proprietary product and is patent pending. Trakkers outsources the manufacturing of the Mi to a contract manufacturer, Artec..

T3g
The Trakkers T3g is the lead tracking system using industry standard two-dimensional barcode, magnetic stripe and RFID readers. The large, sharp, color video display constantly displays date and time, number of sales leads, and currently scanned information for easy scan and read verification. An internal GPRS modem (General Packet Radio Service, is a mobile data service associated with cell phone technology) facilitates the transfer of data real-time to an internet portal, such as Trakkers’ trademarked, MyZebi.com (refer below). Overall, the Trakkers T3g supplies the most secure, convenient and advanced lead retrieval system in the industry. The T3g’s GPRS functionality is unprecedented among lead tracking peers.
P304Pro (2D Scanner)
The P304PRO is the industrial handheld laser scanner for unsurpassed high-volume 2D barcode scanning. The scanner provides time saving features like spot mode and smart raster to deliver unrivaled sub-second decoding on both 1D and 2D symbols. When high productivity scanning is required, the P304PRO delivers 560 scans per second, and the large LED enhancing window and extra loud 75dB twin beepers make the "good read" feedback hard to miss.

Edgetech Services
Edgetech provides IT services and IT services personnel to corporations that require third party contractors to perform specific tasks within certain projects. Edgetech’s contribution to Inova’s revenue for the most recent 4 fours quarters has been negligible.

Desert Communications
Since its inception in 1994, DCI has designed, sold, installed and provided support for over fifty school districts across Texas and New Mexico. DCI offers a wide variety of technology solutions which include the design, installation and support of LAN and WAN computer networks, structured cabling systems and staff development.
DCI employees Novell and Microsoft engineers as well as Cisco Certified Personnel and has two BICSI certified RCDD’s on staff.
DCI is an authorized Commscope Business Partner and has certified designers, installers and administrators on staff. This authorization allows DCI to sell, install and support the Systimax and Uniprise Structured Cabling Systems. Additionally, DCI is authorized to design, install and warrant Ortronix, Siemon, Panduit and Wiremold cabling systems.
Partnering with some of the industry’s leading technology companies, DCI is able to provide a wide range of core technology solutions. As a Premier Cisco Partner as well as HP Elite Partner, DCI is able to install complete networking solutions from LAN/WAN, Internetworking, VPN, VoIP, Video, SAN, Archive, Backup and Firewall/Security implementation for small and large networks. As a Novell Gold Partner and a Microsoft reseller Desert Communications, Inc. is able to implement file and print server services, application servers, business and administration email and desktop management. DCI is offers internet solutions including e-mail, proxy services, content filtering, web hosting, and DNS services.
Desert Communications, Inc. has successfully helped school districts utilize funding from local district budgets and different sources through various State and Federal Grants, E-Rate Funds, and Texas Infrastructure Fund Grants.
DC has an extensive list of completed projects for customers that include local and state government clients and school districts and health care facilities in the west Texas region.
Desert has a backlog of approximately $21 million of awarded and funded contracts, at the time of this filing.

Products – Sales and Marketing Strategies
Wireless Point of Sale
Wireless point of sale (wireless POS or WPOS) is the use of wireless devices to facilitate order-taking or payment for products or services. WPOS can streamline many processes and may include the ability to record and track customer orders, finalize sales, connect to other systems in a network, and manage inventory.
Wireless POS is particularly useful in taxis, restaurants, outdoor stadiums and COD (cash on delivery) shipping services. Wireless POS can also be used to make credit card transactions more secure because customers never lose sight of the credit card and, therefore, do not risk anyone copying the data from their credit card while it is out of their sight.
Trakkers has adapted the software in the Mi scanner to enable credit card processing. A prototype of this device has already been developed and is being tested at the time of this IM. The WPOS Mi is deliberately being designed to offer more features and functionality than current WPOS credit card processing devices. The advantages of the Mi in addition to the ability to read credit cards are:
•
Built in ability to read 1 & 2 D bar code and RFID. For retailers that have attached bar codes or RFID tags to the products being sold, the sales representative can scan the bar code or RFID tag to input pricing information as opposed to entering this information manually. The ability to read 1 & 2 D bar code and RFID also means that the Mi will work with all technologies and reduces the likelihood that the unit will have to be upgraded in the near future.

•	Touch screen

•	Software that can be adapted for many different application
•	Generally smaller and more attractive than products from competitors.

•	Can be wifi enabled allowing access to the internet via wifi instead of via GPRS

Competition and Barriers to Entry
The barriers to entry in our network solutions (Desert Communications) and IT services (Edgetech Services) businesses are very low. There are a large number of competitors in these industries and there may be many more in the future. While there are some barriers to entry in our RFID businesses (Trakkers and RightTag) for potential small competitors the barriers are very low for larger potential competitors.

Government Spending & Regulation
The vast majority of our revenue is generated from network solutions projects completed for school districts in Texas. Any change in the amount of government spending for any reason, specifically in a program known as “Erate”, could significantly adversely impact our revenues.
The Schools and Libraries Program of the Universal Service Fund, commonly known as "E-Rate," is administered by the Universal Service Administrative Company (USAC) under the direction of the Federal Communications Commission (FCC), and provides discounts to assist most schools and libraries in the United States to obtain affordable telecommunications and Internet access. It is one of four support programs funded through a Universal Service fee charged to companies that provide interstate and/or international telecommunications services. Desert has been involved with this program since its inception in 1997 and has generated over $50 million of sales through the program.
E-Rate funding is requested under four categories of service: (1) telecommunications services; (2) Internet access; (3) internal connections; and (4) basic maintenance of internal connections. Discounts range from 20% to 90% of the costs of eligible services, depending upon the level of poverty and the urban/rural status of the population served. Eligible schools, school districts, and libraries may apply individually or as part of a consortium. Applicants must provide additional resources including end-user equipment (e.g., computers, telephones, etc.), software, professional development, and the other elements that are necessary to utilize the connectivity funded by the Schools and Libraries Program.
The following is a summary of the process schools and libraries follow to apply for and receive E-rate discounts, which includes preparing a technology plan, opening the competitive process (Form 470), seeking discounts on eligible services (Form 471), confirming the receipt of services (Form 486), and invoicing for services (Forms 472 and 474).

The Technology Plan Shows How Technology Will Improve Education or Library Services
The first step for most schools, school districts, and libraries that intend to apply for E -rate discounts is to prepare a technology plan. This plan sets out how technology will be used to achieve specific curriculum reforms or library service improvements. It guides planning and investment – both for E-rate funds and for the other resources needed to take advantage of technology. A technology plan designed to improve education or library services must contain the following five components:
(1)	Clear goals and a realistic strategy for using telecommunications and information technology;
(2)	Professional development strategy to ensure that staff knows how to use these new technologies;

(3)	A assessment of the telecommunication services, hardware, software, and other services needed;

(4)
Sufficient budget to acquire and support the non-discounted elements of the plan: the hardware, soft-ware, professional development, and other services that will be needed to implement the strategy; and

(5)
Evaluation process that enables the school or library to monitor progress toward the specified goals. Before discounted services begin, an SLD-certified technology plan approver must approve their technology plans.

Applicants can locate SLD-certified approvers by using a search tool available on the website. However, applicants who seek discounts only for basic local, cellular, PCS and/or long distance telephone service (wireline or wireless) and/or voice mail need not prepare technology plans.

The FCC Form 470 Opens a Competitive Process for the Services Desired
After the technology plan has been developed and the applicant has identified the products and services needed to implement the plan, the applicant submits to the SLD a Form 470, Description of Services Requested and Certification Form, either online or on paper. The SLD posts completed forms on the website to notify service providers that the applicant is seeking the products and services identified.
Applicants must wait at least 28 days after the Form 470 is posted to the website and, if applicable, at least 28 days after a Request for Proposal (RFP) is publicly available, and consider all bids received before selecting the service provider to provide the services desired. In addition, applicants must comply with all applicable state and local procurement rules and regulations and competitive bidding requirements. A complete description of the requirements associated with the Form 470 can be found in the Form 470 Instructions, and are summarized as follows:
(1)	An applicant cannot seek discounts for services in a category of service on the Form 471 if those services in those categories were not indicated on a Form 470;

(2)	The application must be completed by the entity that will negotiate with potential service providers;

(3)
The application cannot be completed by a service provider who will participate in the competitive process as a bidder. If a service provider is involved in preparing the Form 470 and that service provider appears on the associated Form 471, this will taint the competitive process and lead to denial of funding requests that rely on that Form 470;

(4)	The applicant is responsible for ensuring an open, fair competitive process and selecting the most cost-effective provider of the desired services;

(5)	The applicant should carefully consider whether to receive discounts on bills or reimbursements for services paid in full; and

(6)
The applicant must save all competing bids for services to be able to demonstrate that the chosen bid is the most cost-effective, with price being the primary consideration. As with all documents that may be requested as part of an audit or other inquiry, such bids must be saved for at least five years after the last date of service delivered.

Once an applicant has signed a multi -year contract in a prior funding year pursuant to a posted Form 470, it need not submit a new Form 470 to be eligible to apply for discounts on the services provided under that multi-year contract for future funding years.
After the SLD has successfully posted a Form 470 to the website, the SLD sends the applicant a Form 470 Receipt Notification Letter that provides important information, including the “Allowable Vendor Selection/Contract Date,” the earliest date the applicant can select a service provider, execute a contract, and submit a complete Form 471.

The FCC Form 471 Seeks Funding for Eligible Services Competitively Bid
Having selected the service provider, the applicant is ready to complete the Form 471, entitled “Services Ordered and Certification Form”, which is the actual request for funding. Because the amount of funding available each year is capped at $2.25 billion, and demand in most years has significantly exceeded funds available, FCC rules prescribe a filing window during which all Forms 471 that are filed are treated as if simultaneously received. Once the filing window opens, the applicant can submit the Form 471 either online or by paper.
The Form 471 is used to calculate the discount percentage to which the applicant is entitled. In general, the E-rate discount is based on the percent of the local school district population eligible for the National School Lunch Program. The Form 471 also lists the individual funding requests, which must be separated by service category and service provider. Some of the key aspects of the process include:
•	All window filing requirements must be met in order for an application to be considered with all others received in that timeframe;

•
Schools and libraries are required to pay the non-discount portion of the services for which they receive discounts. The funding necessary to pay this portion must be budgeted and approved before submission of the Form 471;

•
Funding requests should be limited to the cost of eligible services to be delivered to eligible entities for eligible purposes. If 30% or more of a request is ineligible, the entire request will be denied;

•
Applicants should be sure they can truthfully and correctly make these certifications. The SLD checks the accuracy of the certifications made by applicants and denies funding if one or more of the certifications is found to be untrue. False statements on the Form 471 (and other FCC forms) can result in civil and/or criminal liability;

•	Form 471 cannot be processed without the required attachment(s), which must contain detailed information about the products and services ordered so that the SLD can verify eligibility; and

•	The Form 471 Receipt Acknowledgment Letter provides important information to the applicant and the service provider, including a summary of the data from the Form 471.

The Funding Commitment Decision Letter Contains SLD Decisions on Funding Requests
Once the Form 471 has been reviewed, the SLD issues one or more Funding Commitment Decision Letters (FCDLs) to both the applicant and the service provider, setting out its decisions for each funding request. If an applicant believes any of its funding requests have been incorrectly reduced or denied, the applicant can appeal the SLD decision(s), either to the SLD or to the FCC. Appeals must be received or postmarked no later than 60 days after the date of the SLD decision letter.
The FCC Form 486 Tells SLD that Delivery of Services Has Begun
In order to help the SLD ensure that it pays service providers only for services that have actually been delivered, the applicant submits the Form 486, entitled “Receipt of Service Confirmation Form”, listing each separate funded request for which the delivery of services has begun. However, applicants who have confirmed that delivery of services will begin in July of the Funding Year may be able to file the Form 486 early (on or before July 31 of the Funding Year). The Form 486 also tells the SLD that the applicant’s technology plan – if required – has been approved, and informs the SLD of the applicant’s status of compliance with the Children’s Internet Protection Act (CIPA). Funding may be reduced if the Form 486 is received or postmarked after the deadline listed later in this document.
The Invoice (FCC Form 472 or FCC Form 474) Tells SLD to Pay the Service Provider
The SLD must receive an invoice in order to pay the discount amount on services for which funds have been committed. If applicants receive discounts on their bills from service providers, the service providers must submit the Form 474, entitled “Service Provider Invoice Form”, to receive payment for the discounts they have provided. If applicants wish to request reimbursement for services for which they have already paid in full, they must submit the Form 472, “Billed Entity Applicant Reimbursement Form”. The SLD bases the billing mode for each funding request – discounting or reimbursement – on the first type of invoice it processes for payment. Note that payment will not be made on a Form 472 or a Form 474 received or postmarked after the deadline listed later in this document. Receipt of discounts or reimbursements completes the E-rate process.
Retention of Records and Audits
Applicants MUST maintain their records for at least five years after the last date of service delivered to be able to comply with audits and other inquiries or investigations. USAC and the FCC visit a sample of applicants to ensure services have been delivered in compliance with FCC rules.

Employees
As of July, 2012, we employed approximately 55 full-time employees. None of the employees are subject to a collective bargaining agreement. We consider our relations with our employees to be good.

Offices
Our corporate headquarters is located at 2300 W. Sahara Ave. Suite 800 Las Vegas, NV 89102.

b. DESCRIPTION OF PROPERTY
(a)	Real Estate
(b)	Title to properties.	None.
(c)	Oil and Gas Prospects.	None.
(d)	Patents.	None (2)

c. LEGAL PROCEEDINGS
We are not currently a party to any material pending legal proceedings. In the ordinary course of business, we may become a party to various legal proceedings generally involving contractual matters, infringement actions, product liability claims and other matters.
From time to time, claims are made against us in the ordinary course of our business, which could result in litigation. Claims and associated litigation are subject to inherent uncertainties and unfavorable outcomes could occur, such as monetary damages, fines, penalties or injunctions prohibiting us from selling one or more products or engaging in other activities. The occurrence of an unfavorable outcome in any specific period could have a material adverse effect on our results of operations for that period or future periods.

d. MARKET FOR COMMON EQUITY -INVA
The following table lists the high and low closing sales prices for each quarter on the OTCQB for our common shares for the past two fiscal years and are adjusted for our 20 for 1 stock split November 8, 2010. There are approximately 54 shareholders of record, 1 of which is a holder for several hundred individuals. The below quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.
	Low	High
4/30/2012	.008	.03
1/31/2012	.01	.03
10/31/2011	.025	.05
07/31/2011	.40	.80
4/30/2011	.06	.07
1/31/2011	.20	.40
10/31/2010	.03	.20
7/31/2010	.02	.05

e. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Inova Technology, Inc.
Santa Monica, California
We have audited the accompanying consolidated balance sheets of Inova Technology, Inc. and its subsidiaries (collectively “Inova”), as of April 30, 2012 and 2011 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Inova’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inova technology, Inc and its subsidiaries as of April 30, 2012 and 2011 and the results of their consolidated operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The accompanying financial statements have been prepared assuming that Inova will continue as a going concern. Inova incurred losses from operations for the years ended April 30, 2012 and 2011 and has a working capital deficit as of April 30, 2012. These factors raise substantial doubt about Inova’s ability to continue as a going concern. Management's plans in regard to these matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
MALONEBAILEY, LLP
www.malonebailey.com
Houston, Texas
July 30, 2012

INOVA TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS

	April 30, 2012	April 30, 2011
ASSETS

Current assets
Cash	$752,011	$396,140
Accounts receivable, net of allowance of $81,283 and $0	107,471	184,789
Contract receivables, net of allowance of $21,746 and $21,746	1,126,221	782,286
Credit facility receivable	1,477,930	1,230,596
Inventory	98,921	100,471
Costs in excess of billing and estimated earnings	201,602	229,039
Prepaid and other current assets	52,484	31,165

Total current assets	3,816,640	2,954,486

Fixed assets, net	113,308	149,104
Revenue earning equipment, net	586,896	892,690
Goodwill, net	4,157,596	4,157,596
Other assets	—	6,121

Total assets	$8,674,440	$8,159,997

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	$1,739,006	$950,149
Accrued liabilities	4,479,224	2,861,923
Deferred income	395,781	442,669
Derivative liabilities	1,461,265	2,515,687
Notes payable - related parties	1,689,688	1,500,581
Notes payable	9,904,192	9,961,625
Total current liabilities	19,669,156	18,232,634

Notes payable - related parties, net of current maturities	142,532	142,532

Total liabilities	19,811,688	18,375,166

Stockholders' deficit
Convertible preferred stock, $0.001 par value; 25,000,000 shares authorized; 1,500,000 shares issued and outstanding (the cost of the
shares are included in non-controlling interest)	—	—
Common stock, $0.001 par value; 500,000,000 shares
authorized; 76,364,065 and 61,263,909 shares issued and outstanding	76,364	61,264
Additional paid-in capital	5,249,518	4,937,526
Accumulated deficit	(17,770,636)	(16,521,465)
Total Inova Technology, Inc stockholders' deficit	(12,444,754)	(11,522,675)
Non-controlling interest	1,307,506	1,307,506
Total stockholders' deficit	(11,137,248)	(10,215,169)

Total liabilities and stockholders' deficit	$8,674,440	$8,159,997

See summary of accounting policies and notes to consolidated financial statements.

INOVA TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended April 30, 2012 and 2011

	2012	2011

Revenues	$21,207,693	$22,121,789

Cost of revenues	(15,809,385)	(15,245,413)
Selling, general and administrative	(5,583,358)	(5,731,783)
Impairment loss	—	(2,525,375)
Amortization	—	(450,453)
Depreciation expense	(35,640)	(69,942)

Operating loss	(220,690)	(1,901,177)

Other income (expense):
Gain on derivative liabilities	1,268,499	836,353
Interest income	—	24,719
Gain on debt extinguishment	87,582	—
Interest expense	(2,384,562)	(2,310,272)

Net loss	$(1,249,171)	$(3,350,377)

Basic and diluted loss per share	$(0.02)	$(0.06)

Weighted average common shares outstanding	67,470,101	58,560,338

See summary of accounting policies and notes to consolidated financial statements.

INOVA TECHNOLOGY, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY
For the years ended April 30, 2012 and 2011

	Common Stock	Preferred Stock	Additional	Non-Controlling	Retained
	Shares	Par (0.001)	Shares	Par (0.001)	Paid-in Capital	Interest	Deficit	Total
Balances at April 30, 2010	56,338,300	$56,338	1,500,000	$—	$4,768,432	$1,307,506	$(13,171,088)	$(7,038,812)

Common stock issued for services	3,425,609	3,426	—	—	105,344	—	—	108,770
Common stock issued for conversion of notes payable	1,500,000	1,500	—	—	59,250	—	—	60,750
Common stock warrants issued for services	—	—	—	—	56,500	—	—	56,500
Reclassification of derivative liabilities from additional paid-in capital	—	—	—	—	(52,000)	—	—	(52,000)
Net loss	—	—	—	—	—	—	(3,350,377)	(3,350,377)
Balances at April 30, 2011	61,263,909	61,264	1,500,000	—	4,937,526	1,307,506	(16,521,465)	(10,215,169)

Common stock issued for services	2,933,333	2,933	—	—	69,067	—	—	72,000
Common stock issued for conversion of notes payable	4,889,046	4,889	—	—	52,361	—	—	57,250
Common stock issued for cash	333,333	333	—	—	9,667	—	—	10,000
Common stock issued for settlement of accounts payable	6,944,444	6,945	—	—	118,055	—	—	125,000
Reclassification of derivative liabilities from additional paid-in capital	—	—	—	—	62,842	—	—	62,842
Net loss	—	—	—	—	—	—	(1,249,171)	(1,249,171)
Balances at April 30, 2012	76,364,065	$76,364	1,500,000	$—	$5,249,518	$1,307,506	$(17,770,636)	$(11,137,248)

See summary of accounting policies and notes to consolidated financial statements.

INOVA TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended April 30, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,249,171)	$(3,350,377)
Adjustments to reconcile net loss to net cash used provided by operating activities:
Depreciation expense, $319,416 and $344,995 included in cost of revenues	355,056	414,937
Amortization expense - loan discounts and deferred financing costs	364,500	128,900
Amortization expense - intangible	—	450,453
Paid in kind interest	73,204	183,401
Bad debt expense	81,283	—
Gain on sale of asset	(2,929)	—
Gain on debt extinguishment	(87,582)	—
Impairment loss	—	2,525,375
Stock issued for services	72,000	108,770
Warrants issued for services	—	56,500
Derivative gain	(1,268,499)	(836,353)
Changes in operating assets and liabilities:
Accounts receivable	(347,900)	1,154,278
Credit facility receivable	(247,334)	(278,034)
Inventory	1,550	(7,136)
Costs in excess of billing and estimated earnings	27,437	61,290
Prepaid expenses and other current assets	(21,855)	15,258
Other assets	—	44,311
Accounts payable and accrued expenses	2,727,348	193,562
Deferred revenues	(46,888)	17,797
Net cash provided by operating activities of operations	430,220	882,932

CASH FLOW INVESTING ACTIVITIES
Purchase of fixed assets	(10,537)	(20,785)
Net cash used in investing activities	(10,537)	(20,785)

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable	82,500	103,500
Common stock issued for cash	10,000	—
Repayments made on notes payable	(156,312)	(456,253)
Repayments made on notes payable - related parties	—	(450,000)
Net cash used in financing activities	(63,812)	(802,753)

NET CHANGE IN CASH	355,871	59,394
CASH AT BEGINNING OF YEAR	396,140	336,746
CASH AT END OF YEAR	$752,011	$396,140

SUPPLEMENTAL INFORMATION:
Interest paid	$637,852	$584,547
Income taxes paid	$72,964	$—

NON-CASH INVESTINGAND FINANCING ACTIVITIES:
Common stock issued for conversion of notes payable	57,250	60,750
Reclassification of derivative liabilities to notes payable	62,842	—
Reclassification of derivative liabilities from additional paid-in capital	—	52,000
Reclassification of put notes from derivative liabilities	—	2,307,900
Accrued interest reclassified to related party notes payable	189,107	—
Common stock issued for settlement of accounts payable	125,000	—
Discount on notes payable from derivative liabilities	364,500	—

See summary of accounting policies and notes to consolidated financial statements

INOVA TECHNOLOGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 – HISTORY AND ORGANIZATION OF THE COMPANY
Inova Technology, Inc( “ we”, ”us”, “Inova”, “the company”)was incorporated in Nevada on May 16, 1997, as Newsgurus.com, Inc. and changed its name to Secure Enterprise Solutions Inc. on January 10, 2002, then to Edgetech Services Inc. and on August 17, 2006 to Inova Technology, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of consolidation
These consolidated financial statements include the accounts of Inova Technology, Inc. and its wholly owned subsidiaries Edgetech Services, Inc. (“Edgetech”), RightTag, Inc. (“RightTag”), Desert Communications, Inc. (“Desert”), Inova Technology Holdings, LLC., Trakkers, LLC (“Trakkers”) and Tesselon, LLC (“Tesselon”). Significant inter-company accounts and transactions have been eliminated.

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.
Cash and cash equivalents
For purposes of the statement of cash flows, Inova considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
Accounts receivable
Trade and other accounts receivable are carried at face value less any provisions for uncollectible accounts considered necessary. Accounts receivable primarily include contract receivables from customers in Texas. Bad debt expense is recognized based on management’s estimate of likely losses per year, based on past experience and an estimate of current year uncollectible amounts. The allowance for doubtful accounts was $103,029 and $21,746 as of April 30, 2012 and 2011, respectively.
Inventory
Inventories are stated at the lower of cost or market. Cost is determined by the average cost method for all inventories. Inventories consist primarily of components and finished products held for sale. Rapid technological change and new product introductions and enhancements could result in excess or obsolete inventory. To minimize this risk, Inova evaluates inventory levels and expected usage on a periodic basis and records adjustments as required.
Property and equipment
Property and equipment, including revenue–producing rental equipment are carried at cost, less accumulated depreciation and amortization. Additions are capitalized and maintenance and repairs are charged to expense as incurred. Depreciation and amortization is provided principally on the straight-line basis method over the estimated useful lives of the assets. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are credited or charged to operations.

Intangible assets
Intangible assets with definite lives are recorded at cost and amortized using the straight-line method over their estimated useful lives.
Impairment of long-lived assets
The Company reviews the carrying value of its definite lived intangible assets at least annually. Other long-lived assets, including intangibles, are reviewed whenever events or changes in circumstances indicate that the historical-cost carrying value of an asset may no longer be appropriate. The Company assesses recoverability of the asset by comparing the undiscounted future net cash flows expected to result from the asset to its carrying value. If the carrying value exceeds the undiscounted future net cash flows of the asset, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the fair value of the long-lived asset. Impairment charges of $0 and $13,517 were recorded for the years ended April 30, 2012 and 2011, respectively.
Goodwill and other indefinite intangibles
Goodwill and other intangibles with indefinite lives are not amortized but are reviewed for impairment at least annually, or more frequently if an event or circumstance indicates that an impairment may have occurred. To test for impairment, the fair value of each reporting unit is compared to the related net book value, including goodwill. If the net book value of the reporting unit exceeds the fair value, an impairment loss is measured and recognized. An income approach is utilized to estimate the fair value of each reporting unit. The income approach is based on the projected debt-free cash flow, which is discounted to the present value using discount factors that consider the timing and risk of cash flows. Impairment charges of $0 and $2,511,858 were recorded for the years ended April 30, 2012 and 2011, respectively.
Embedded conversion features
Inova evaluates embedded conversion features within convertible debt and convertible preferred stock under ASC 815 “Derivatives and Hedging” to determine whether the embedded conversion feature should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If the conversion feature does not require derivative treatment under ASC 815, the instrument is evaluated under ASC 470-20 “Debt with Conversion and Other Options” for consideration of any beneficial conversion feature.
Income taxes
Inova uses the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial amounts at year-end. Inova provides a valuation allowance to reduce deferred tax assets to their net realizable value.
Revenue and cost recognition
Inova has five sources of revenues: Information technology (“IT”) network design and implementation from Desert, computer equipment sales from Desert, IT consulting services from Edgetech, sales of radio frequency identification (“RFID”) items from RightTag and rental income from Trakkers and Tesselon. Revenue that is received before it is earned is classified as deferred revenue.

IT network design and implementation:
Revenues from fixed-price contracts are recognized on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each contract. This method is used because management considers total cost to be the best available measure of progress on the contracts. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term.
Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined. Changes in estimated job profitability resulting from job performance, job conditions, contract penalty provisions, claims, change orders, and settlements, are accounted for as changes in estimates in the current period.
The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in excess of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in excess of revenues recognized.
Computer equipment sales, IT consulting services & sales of RFID items:
Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.
Rental income for RFID items:
The Company follows Staff Accounting Bulletin (“SAB”) No. 104 recognizing RFID rental income. Revenue generally is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. A rental contract term can be daily or weekly. Consistent with SAB 104, the Company’s policy recognizes revenue from equipment rentals in the period earned on a straight-line basis, over the contract term, regardless of the timing of the billing to customers. Revenue from the sale of new and used equipment and parts is recognized at the time of delivery to, or pick-up by, the customer and when all obligations under the sales contract have been fulfilled, risk of ownership has been transferred and collectability is reasonably assured. Services revenue is recognized at the time the services are rendered.
Stock based compensation
ASC 718, “Accounting for Stock-Based Compensation" established financial accounting and reporting standards for stock-based employee compensation plans. It defines a fair value based method of accounting for an employee stock option or similar equity instrument. In January 2006, Inova implemented ASC 718, and accordingly, Inova accounts for compensation cost for stock option plans in accordance with ASC 718. Inova accounts for share based payments to non-employees in accordance with ASC 505-50 “Accounting for Equity Instruments Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.
Basic and diluted net income (loss) per share
Basic loss per share is computed using the weighted average number of shares of common stock outstanding during each period. Diluted loss per share includes the dilutive effects of common stock equivalents on an “as if converted” basis. For the years ended April 30, 2012 and 2011, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.
Financial Instruments
The carrying amount of our financial instruments, consisting of cash equivalents, accounts receivable, accounts and notes payable, short-term borrowings and certain other liabilities, approximate their fair value due to their relatively short maturities. The carrying amount of our long-term debt approximates fair value since the stated rate of interest approximates a market rate of interest.
Transfers and Servicing of Financial Assets and Liabilities
The Company accounts for transfers and servicing of financial assets and liabilities in accordance with ASC 860-10 (formerly SFAS 140) “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities”. When the conditions are met for the transfer of assets or liabilities to qualify as a sale, the assets or liabilities are derecognized and the gain or loss on the sale is determined at the date of transfer based upon the amount at which the assets and liabilities are transferred less any fees, discounts and other charges. The Company recognizes any servicing assets and servicing liabilities at their fair value using the fair value measurement method as prescribed by ASC 860-10. As of April 30, 2012 and 2011, the Company’s servicing asset consisted of a credit facility receivable due from a third party that purchased accounts receivable and accounts payable from us. The carrying amount of our credit facility receivable approximates its fair value due to its relatively short maturity.
Derivative Financial Instruments
Inova does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. Inova evaluates all of it financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income. For option-based simple derivative financial instruments, Inova uses the Black-Scholes option-pricing model to value the derivative instruments at inception and subsequent valuation dates. For complex embedded derivatives, Inova uses a Monte Carlo simulation model to value the derivative instruments at inception and subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Fair Value Measurements
In September 2006, the FASB issued ASC 820 which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 were effective January 1, 2008. As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).
The three levels of the fair value hierarchy defined by ASC 820 are as follows:
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.
Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date.
Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value. Level 3 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Specifically, Black Scholes and Monte Carlo models are utilized. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.
See Note 9 for a further description of the valuation models and inputs used.
The following tables set forth assets and liabilities measured at fair value on a recurring and non-recurring basis by level within the fair value hierarchy as of April 30, 2012 and 2011. As required by ASC 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.
Liabilities Measured at Fair Value April 30, 2012 Level 1 Level 2 Level 3 Total Derivative and warrant liabilities - - $ 1,461,265 $ 1,461,265 April 30, 2011 Level 1 Level 2 Level 3 Total Derivative and warrant liabilities - - $ 2,515,687 $ 2,515,687
The derivatives listed above are carried at fair value. The fair value amounts in current period earnings associated with the Company’s derivatives resulted from Level 3 fair value methodologies; that is, the Company’s pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.
In accordance with the provisions of ASC 360-10 “Accounting for the Impairment and Disposal of Long-

Lived Assets”, for the year ended April 30, 2011, long-lived intangible assets with a carrying amount of $13,517 were written down to their fair value of $0, resulting in an impairment charge of $13,517, which was included in earnings for the year ended April 30, 2011.
In accordance with the provisions of ASC 350-20 “Goodwill and Other Intangible Assets”, for the year ended April 30, 2011, goodwill with a carrying amount of $6,669,454 was written down to its implied fair value of $4,157,596, resulting in an impairment charge of $2,511,858, which was included in earnings for year ended April 30, 2011.
Recent accounting pronouncements
Inova does not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations, financial position or cash flow.

NOTE 3 – GOING CONCERN
As shown in the accompanying financial statements, we have incurred losses of $1,249,171 and $3,350,377 for the years ended April 30, 2012 and 2011, and have an accumulated deficit of $17,770,636 and negative working capital of $15,852,516 as of April 30, 2012. These conditions raise substantial doubt as to our ability to continue as a going concern. The consolidated financial statements contained herein do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should we be unable to continue in existence. Our ability to continue as a going concern is dependent upon our ability to generate sufficient cash flows to meet our obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations. However, there is no assurance that profitable operations or sufficient cash flows will occur in the future. Management is trying to raise additional capital through sales of stock and refinancing debt. There is no guarantee we will be successful in these efforts.

NOTE 4 – CONTRACT RECEIVABLES & CREDIT FACILITY RECEIVABLE
	30-Apr-12	30-Apr-11
Completed contracts	$945,905	$669,486
Contracts in progress	180,316	112,800
Total contract receivables	$1,126,221	$782,286
Costs, estimated earnings, and billings on uncompleted contracts are summarized as follows:
	30-Apr-12	30-Apr-11
Costs incurred on uncompleted contracts	$1,414,293	$1,016,219
Estimated earnings	432,821	581,875
Less: billings to date	(1,645,512)	(1,369,055)
Total	$201,602	$229,039
Included in the accompanying balance sheet under the following captions:
	30-Apr-12	30-Apr-11
Costs and estimated earnings in excess of billings on uncompleted contracts	$201,602	$229,039
Billings in excess of costs and estimated earnings on uncompleted contracts	—	—
Total	$201,602	$229,039

Credit Facility Receivable:
On December 30, 2009, the Company entered into a series of related agreements with New England Technology Finance, LLC (“NETF”) providing for NETF to purchase eligible accounts receivable balances and to finance qualified purchases (as defined). This facility is comprised of three components: (1) an Asset Purchase and Liability Assumption Agreement (the “APLA”), under which NETF finances certain of the Company's qualified product purchases in connection with consummating sales to customers and (2) an Asset Purchase Agreement (the “APA”), and (3) a Master Servicing Agreement (“MSA”).
Qualified product purchases financed by NETF under the APLA are repaid from collections of accounts receivable balances that the Company generates from its sales of such products to customers. The Company transfers title to the invoices to NETF at the time these sales are financed and delivery is made to the customer. The Company pays contractual financing and servicing fees to NETF for its financing of these purchases in an amount that is equal to a percentage of the gross profit margin on such sales. The percentages fees vary based on the (a) amount of gross profit on such sales, and (b) number of days in which the receivables from such sales remain uncollected.
NETF remits periodically to the Company an amount equal to the monthly gross profit margin on the sales less the contractual fees. The APLA also provides for the Company to repurchase, after 90 days, at NETF’s request, any amounts that remain by the customer at a repurchase price equal to the outstanding balance due on the account. NETF pre-approves all product purchases and the credit worthiness of the Company's customers under this arrangement as a precondition to financing the sale.
Under the APA, the Company transfers eligible accounts receivable to NETF in exchange for advances of up to 75% of their gross amount less the amount of any liability to a third party assumed by NETF with respect to the purchased accounts. NETF charges the Company fees (the “Discount Factor”) in an amount equal to the LIBOR rate plus 4% per annum on advances made at the time of the transfer. The Company also retains servicing rights under the MSA. Under the terms of the MSA, the Company manages collections and other ongoing interactions with its customers in exchange for fees amounting to approximately 20% of the gross invoice amount NETF settles fees payable to the Company under this arrangement net of the Discount Factor.
The APA also provides for the Company to repurchase, after 90 days, at NETF’s request, any amounts that remain unpaid by the customer at a repurchase price equal to 75% of the outstanding balance due on the account; however such repurchases are limited to 15% of all receivables transferred to NETF under this arrangement. In addition, NETF pre-approves the credit worthiness of the Company's customers under this arrangement as a precondition to purchasing any invoice.
The Company accounts for its transfers of accounts receivable to NETF under each of these agreements in accordance with the provision of ASC 860-10 (formerly SFAS 140) “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities” as sales of such accounts receivable balances. The gain or loss on sales of receivables NETF is determined at the date of transfer based upon the amount at which they are transferred to NETF less any fees, discounts and other charges provided under the agreements. The Company has determined that all transfers of receivables and payables to NETF under the above agreement qualify as sales because (1) the transferred assets and liabilities have been isolated from Desert (2) NETF has the right to pledge or exchange the assets and (3) Desert does not maintain effective control over the transferred assets. During fiscal 2012 and 2011, the Company recognized a loss on these sales of $322,590 and $296,829, which is the amount of servicing fees incurred on gross margin advances noted above. That is, the definition of loss on transfer of assets is 'servicing fee'. As of April 30, 2012 and 2011, the credit facility receivable owed to Desert as a result of the servicing agreement was $1,477,930 and $1,230,596.
During the year ended April 30, 2012, Desert sold approximately $15.9 million of accounts receivable to NETF and NETF assumed approximately $10.4 million in accounts payable related to these assets. The gross profit received by the company was $5.5 million, before deducting servicing fees.
During the year ended April 30, 2011, Desert sold approximately $14.5 million of accounts receivable to NETF and NETF assumed approximately $9 million in accounts payable related to these assets. The gross profit received by the company was $5.5 million, which is before deducting servicing fees.
In neither year has Inova repurchased any previously transferred financial assets.
This facility contains customary affirmative and negative covenants as well as specific provisions related to the quality of the accounts receivables sold. The Company has also indemnified NETF for the risk of loss under any transferred balances except for loss incurred as a result of customer credit risk.

NOTE 5 – PROPERTY AND EQUIPMENT
Property and equipment consisted of the following at April 30, 2012 and 2011:
	Life	2012	2011
Office equipment	2 to 10 years	$100,850	$100,850
Office furniture	7 to 8 years	37,504	37,504
Vehicles	3 to 5 years	275,857	275,857
Leasehold improvements	3.25	164,944	164,944
Scanners (revenue earning equipment)	5 years	2,021,560	2,011,023

Subtotal		2,600,715	2,590,178
Less: accumulated depreciation		(1,900,511)	(1,548,384)

Total		$700,204	$1,041,794
Depreciation expense totaled $355,056 and $414,937 in 2012 and 2011, respectively. Depreciation on scanners is included cost of revenues in the consolidated statements of operations. For the years ended April 30, 2012 and 2011, $319,416 and $344,995 of depreciation expense was included in cost of revenues, respectively.

NOTE 6 – GOODWILL AND INTANGIBLES
RightTag:
In May 2007 when Inova acquired RightTag, Inova accounted for the acquisition using the purchase method of accounting for business combinations. The purchase price and costs associated with the acquisition exceeded the fair value of net assets acquired by $436,572, which was preliminarily assigned to goodwill.
During 2008, Inova completed the valuation of the intangible assets acquired in the RightTag transaction. Pursuant to the valuation, purchase price of $135,702 was assigned to the customer list acquired and the remaining $300,870 was assigned to goodwill. During fiscal 2009, goodwill impairment of $158,075 was recorded, resulting in a carrying value of $142,795. The customer list was fully amortized during fiscal 2010.
An impairment analysis on the goodwill was performed at April 30, 2012 and 2011 and no impairment to goodwill was recorded.
Desert:
In December 2007 when Inova acquired Desert, Inova accounted for the acquisition using the purchase method of accounting for business combinations. The purchase price and costs associated with the acquisition exceeded the fair value of net assets acquired by $4,275,000, of which $860,555 was assigned to the customer list and employment agreements acquired and the remaining $3,315,918 was assigned to goodwill. The customer list and employment agreements were fully amortized as of April 30, 2011.
An impairment analysis on the goodwill was performed at April 30, 2012 and 2011 and no impairment to goodwill was recorded.
Trakkers:
In September 2008 when Inova acquired Trakkers, Inova accounted for the acquisition using the purchase method of accounting for business combinations. The purchase price and costs associated with the acquisition exceeded the fair value of net assets acquired by $4,232,454, of which $1,021,713 for were assigned to customer list and employment agreements and the remaining $3,210,741 was assigned to goodwill. The customer list and employment agreements were fully amortized as of April 30, 2011.
An impairment analysis on the goodwill was performed at April 30, 2012 and 2011 and $0 and $2,511,858 of impairment to goodwill was recorded. This is due to Trakkers losing its largest customer in 2011, thereby having an impact on its projected future cash flows.
Goodwill and Intangible Assets consists of the following as of April 30, 2012 and 2011:
Goodwill	2012	2011
RightTag	$142,795	$142,795
Desert	3,315,918	3,315,918
Trakkers/Tesselon	698,883	698,883

Total	$4,157,596	$4,157,596
For the years ended April 30, 2012 and 2011, Inova recorded amortization expenses of $0 and $450,453, respectively.

NOTE 7 – RELATED-PARTY TRANSACTIONS
A summary of changes in related-party payable accounts for the years ended April 30, 2012 and 2011 is as follows:
	2012	2011
Beginning balance	$1,643,113	$2,093,113
Less: repayments made on related-party payable	—	(450,000)
Reclassification of accrued interest to related party note payable	189,107
Total related-party payable	$1,832,220	$1,643,113
Related-party payable account consisted of the following as of April 30, 2012 and 2011:
	2012	2011
Due to Southbase, entity related to CEO. Matures May 2017, 7%, unsecured	$142,532	$142,532

Due to Desert sellers, notes obtain from acquisition. Matured December 2010 (in default), 18%, secured by all common stock of Desert	1,389,107	1,200,000
Due to Harish Chander, CEO and President of Trakkers. Matured February 2010 (in default), 7%, unsecured	300,581	300,581
Total related-party payable	1,832,220	1,643,113
Less: current maturities	(1,689,688)	(1,500,581)

Long-term portion of related-party payable	$142,532	$142,532
Advisors, LLC & Web’s Biggest, Inc.
Advisors, LLC is a company owned by Paul Aunger, a director of the Company. The Company has a consulting agreement with Advisors, LLC for payments of $1,000 per month. Advisors, LLC owns Web’s Biggest, Inc.
During fiscal 2011, 2,248,649 shares of common stock with a fair value of $96,000 were issued to Advisors, LLC for services rendered. Advisors, LLC is controlled by a director of the Company. The fair value of the stock was recorded to expense during the quarter ended October 31, 2010.
During fiscal 2012, 2,933,333 shares of common stock with a fair value of $72,000 were issued to Advisors, LLC for services rendered. Advisors, LLC is controlled by a director of the Company. The fair value of the stock was recorded to expense during the quarters ended July 31 and October 31, 2011.

No amounts were owed to Advisors, LLC as of April 30, 2012 and 2011.
Southbase International, Limited(“Southbase”)
Southbase is a company related to Adam Radly, our CEO. The Company has a consulting agreement with Southbase earning fees of $20,000 per month.
In November 2011, Inova converted $125,000 of related party accounts payable into 6,944,444 shares of common stock.
Desert Sellers
There are notes payable to the previous owners of Desert Communications in the amount of $1,389,106 and accrued interest of $667,284 and $619,451 as of April 30, 2012 and 2011. The notes are secured by all of the common stock of Desert. On December 1, 2009, the sellers agreed to extend the maturity of these notes through December 1, 2010. The notes are now in default. As a result of the extension, the interest rate increased to 18%. Prior to December 1, 2009, the interest rate was 7%. During fiscal 2011, $300,000 was repaid on these notes.
The sellers also participated in a working capital facility and loaned $150,000 to the Company during fiscal 2010. The note bears interest at 18%, is due December, 2010 and is unsecured. This note was repaid in fiscal 2011.
The Desert sellers are paid bonuses based on the operating results of Desert. As of April 30, 2012 and 2011, $30,305 and $37,475 of bonuses owed to the Desert sellers and are included in accrued liabilities in the consolidated balance sheet.

NOTE 8 – NOTES PAYABLE
Convertible Note Payable – Ascendiant Opportunity Fund, LLC (“Ascendiant”):
In July 2008, a note payable of $500,000 with an original issue discount of $52,875 was issued for 1.5 years by Ascendiant. It is secured by all assets of Desert. The note is convertible into shares of Inova common stock at $0.075 per share. In addition, 52,896,400 warrants to purchase Inova common stock were issued with this note. As of April 30, 2012 and 2011, this note was in default and due on demand.
This loan has the following financial requirements:

·	Maintain cash plus availability under IBM $2.5 million line of credit of $250,000 or greater;

·	EBITDA of $1.7 million for 12 month period ending December 31, 2008 and $300,000 for each 3-month period beginning December 31, 2007;

·	No concentration above $2.5 million to any supplier through the IBM facility;

·	No concentration above 20% to any single customer;

·
No single accounts payable more than the greater of $300,000 or 20% of the accounts receivable balance under 60 days. The portion beyond 90 days past due must be less than 10% of the total accounts receivable.

As of April 30, 2012 and 2011, the Company was not in compliance with these covenants. As a result the note is in default and the interest rate increased from 15% to 18%.
2,644,820 warrants were issued to Ascendiant with this note. The warrants expire in July 2013. They have an aggregated exercise price of $200. The warrant shares are subject to a put option agreement whereby anytime between January 1, 2010 and July 1, 2013, Ascendiant can require Inova to repurchase from Ascendiant the warrant shares for $250,000. Under ASC 815-40 “Put Warrants”, warrants for put shares should be classified as liabilities and measured at fair value at the end of each reporting period with the change in fair value recorded to earnings. As a result, the fair value of these warrants was recorded as a derivative liability. Upon exercise of the put option, if Inova does not repurchase the shares within 30 days, the resulting liability with become a convertible note that is convertible into shares of Inova common stock.
The convertible note and warrant agreements both contain dilutive issuance clauses. Under these clauses, based on future issuances of Inova common stock or other convertible instruments, the conversion price of the note above can be adjusted downward or the Company can be required to issue additional warrants to Ascendiant. During fiscal 2009, the Company issued 3,095,940 additional warrants to purchase Inova common stock with a fair value of $309,594 as a result of this clause. These warrants are also subject to the put option agreement described above. As a result, these warrants are also classified as liabilities under ASC 815-40.

Put Option Exercise
On April 8, 2010 Ascendiant exercised 2,448,900 warrants to purchase Inova common stock and concurrently exercised its put option, requiring Inova to repurchase the shares acquired from the warrant exercise from Ascendiant for $375,000. The $375,000 note is included in notes payable in the consolidated balance sheet as of April 30, 2012 and 2011.
Since Inova did not repurchase the shares within 30 days, on May 8, 2010 a one year $375,000 convertible note was established by Ascendiant at a 20% interest rate. The note is convertible into shares of Inova common stock at $1.50 per share and is unsecured.
Other Amounts Owed to Ascendiant
There is a contested commission note to Ascendiant Securities for originally for $78,000 of commissions. As of April 30, 2012 and 2011, $278,930 was owed for this note. The note is included in notes payable in the consolidated balance sheet. The note originally bore interest at 11.25%, but is now in default and bears interest at 18%. The Company is contesting this note due to the original circumstances surrounding it. Ascendiant has claimed to be the broker that introduced Inova to Boone and accordingly claims certain commissions from transactions between Inova and Boone. Inova disputes this claim.
Notes Payable – Boone Lenders, LLC (“Boone”):
Fiscal 2008
During fiscal 2008, Inova issued a note to Boone for $1,792,000 with an original issue discount of $192,000 due in November 2012. The note bears interest at Prime+3% or 11.25% . 8,746,960 warrants to purchase Inova common stock were issued to Boone with this note. The warrants expire in November 2012 and have an aggregate exercise price of $100.
The warrant shares are subject to a put option agreement whereby anytime between June 10, 2010 and June 10, 2013, Boone can require Inova to repurchase from Boone the warrant shares for $1,300,000. Under ASC 815-40 “Put Warrants”, warrants for put shares should be classified as liabilities and measured at fair value at the end of each reporting period with the change in fair value recorded to earnings. As a result, the fair value of these warrants was recorded as a derivative liability. Upon exercise of the put option, if Inova does not repurchase the shares within 30 days, the resulting liability with become a convertible note. The exercise period for this put option was accelerated to April 1, 2010 as a result of the debt restructuring below. $1,000,000 of put options were exercised as of April 30, 2010, see “Convertible Put Exercise Note” below.
Fiscal 2009
During fiscal 2009, Inova issued several notes to Boone for an aggregate principal amount of $3,373,763 with aggregate original issue discounts of $339,600. The notes bear interest at Prime+3% or 11.25% . The notes were due at various dates from March 2009 through March 2011. In connection with these notes, Inova granted warrants to purchase 13,851,540 shares of Inova's common stock, warrants to purchase 92 shares of Desert Communications, Inc. common stock, and warrants to purchase 19.44% of Trakkers, LLC. The warrants expire at various dates from April 2013 through February 2014 and have an aggregated exercise price of $1,300. As of April 30, 2012 and 2011, all of these notes were in default and due on demand
The warrant shares are subject to various put option agreements whereby anytime between January 2010 and January 1, 2013, Boone can require Inova to repurchase from Boone the warrant shares for $1,574,250. Under ASC 815-40 “Put Warrants”, warrants for put shares should be classified as liabilities and measured at fair value at the end of each reporting period with the change in fair value recorded to earnings. As a result, the fair value of these warrants was recorded as a derivative liability. Upon exercise of the put option, if Inova does not repurchase the shares within 30 days, the resulting liability with become a convertible note. The exercise period for these put options was accelerated to April 1, 2010 as a result of the debt restructuring below. $1,000,000 of put options were exercised as of April 30, 2010, see “Convertible Put Exercise Note” below.
Fiscal 2010
During fiscal 2010, Inova issued several notes to Boone for an aggregate principal amount of $1,128,856 with aggregate original issue discounts of $178,357. The notes bear interest at Prime+3% or 11.25% . The notes were due at various dates from December 2009 through February 2011. In connection with these notes, Inova granted warrants to purchase 11,697,440 shares of Inova's common stock, warrants to purchase 64 shares of Desert Communications, Inc. common stock, and warrants to purchase 1.44% of Trakkers, LLC. The warrants expire at various dates from May 2014 through January 2017 and have an aggregated exercise price of $800. As of April 30, 2012 and 2011, all of these notes were in default.
The warrant shares are subject to various put option agreements whereby for various periods ranging from April 2010 to February 2014, Boone can require Inova to repurchase from Boone the warrant shares for $534,900. Under ASC 815-40 “Put Warrants”, warrants for put shares should be classified as liabilities and measured at fair value at the end of each reporting period with the change in fair value recorded to earnings. As a result, the fair value of these warrants was recorded as a derivative liability. Upon exercise of the put option, if Inova does not repurchase the shares within 30 days, the resulting liability with become a convertible note. The exercise period for these put options was accelerated to April 1, 2010 as a result of the debt restructuring below. $1,000,000 of put options were exercised as of April 30, 2010, see “Convertible Put Exercise Note” below.
Fiscal 2011
During the quarter ended July 31, 2010, Boone exercised warrants to purchase 30,111,440 shares of Inova common stock and 130.90 shares of Desert common stock. Contemporaneously, Boone exercised the related put options, requiring Inova to repurchase the warrants shares from Boone for $1,515,900. Under the put option agreement, if Inova fails to repurchase the warrant shares from Boone, the put option liability will become a convertible note. Inova did not repurchase the warrant shares and accordingly, the put option became a convertible note during the quarter ended July 31, 2010.
During the quarter ended October 31, 2010, Boone exercised warrants to purchase 7,444,240 shares of Inova common stock and 19.44% of Trakkers common stock. Contemporaneously, Boone exercised the related put options, requiring Inova to repurchase the warrants shares from Boone for $792,000. Under the put option agreement, if Inova fails to repurchase the warrant shares from Boone, the put option liability will become a convertible note. Inova did not repurchase the warrant shares and accordingly, the put option became a convertible note in November 2010.

Paid-In Kind Interest
Boone is capitalizing and charging paid in kind interest on several of its notes. Each period, at a rate mutually agreed to by the Company and Boone, interest is recognized on the outstanding principal balance and added to the principal balance of the note. This started in May 2010 for Boone’s notes as a temporary arrangement which can be cancelled at any time. The interest rates range from 11% to 20% on various notes.
For the years ended April 30, 2012 and 2011, a total of $73,204 and $183,401 of interest was recognized and recorded to the principal balance of all loans from Boone Lenders, LLC except the convertible put notes described below.
Anti-Dilution Warrants
All of the warrants granted above contained dilutive issuance clauses in their agreements. Under these clauses, based on future issuances of Inova common stock or other convertible instruments, Inova can be required to issue additional warrants to Boone. During fiscal 2008, the Company issued 468,120 additional warrants to purchase Inova common stock as a result of this clause. During fiscal 2009, the Company issued 8,031,040 additional warrants to purchase Inova common stock as a result of this clause. During fiscal 2010, the Company issued 2,123,200 additional warrants to purchase Inova common stock as a result of this clause. These warrants are also subject to the put option agreements described above. As a result, these warrants are also classified as liabilities under ASC 815-40. See Note 9 for more information.
Debt Restructuring
In the third quarter of fiscal 2010 Inova restructured several of its previously issued notes payable to Boone to extend the maturity dates, modify the interest rate and payment terms. Inova combined 6 previous notes that had due dates ranging from December 16, 2009 through December 30, 2010 into one $836,446 note payable. The original notes had interest rates of Prime + 3% or 11.25% . The new note has an interest rate of 17.5% . Starting in December 2010, principal payments will be made out of Desert Communication Inc.’s (“DCI”) free cash flow which is defined by the agreement as DCI’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) subject to various adjustments. The note is secured by all assets including the shares Inova holds of each of Inova’s subsidiaries. In addition, in conjunction with the debt restructuring, all put options that previously could not be exercised until future periods were accelerated to April 1, 2010.
In conjunction with the $836,446 restructured note payable, 1,524,640 Inova warrants and 7.01 Desert warrants were issued to Boone with a fair value of $190,168. They have an aggregated exercise price of $200
All previous warrant grants and their associated put options under the notes included in the above restructuring are now combined into this note. This includes the warrants granted in conjunction with the restructuring mentioned above. The total warrants under this note as of the date of the restructuring was 27,476,420 warrants to purchase Inova common stock and 78.1 warrants to purchase Desert common stock, all of which are subject to aggregate put options of $2,213,500. In March 2010, $1,000,000 of these put options were exercised for 8,031,040 warrants to purchase Inova common stock and 31.59 warrants to purchase Desert common stock. See “Convertible Put Exercise Note” section below.
Convertible Put Exercise Note
On March 22, 2010 Boone exercised $1,000,000 of its put options, requiring Inova to repurchase from Boone up to 5,768,300 shares of Inova common stock and 31.59 shares of Desert common stock for $1,000,000. Since Inova did not repurchase the shares within 30 days a 2 year $1,000,000 convertible note was established by Boone at a 24% interest rate.
During the quarter ended July 31, 2010, Boone exercised warrants to purchase 30,111,440 shares of Inova common stock and 130.90 shares of Desert common stock. Contemporaneously, Boone exercised the related put options, requiring Inova to repurchase the warrants shares from Boone for $1,515,900. Under the put option agreement, if Inova fails to repurchase the warrant shares from Boone, the put option liability will become a convertible note. Inova did not repurchase the warrant shares and accordingly, the put option became a convertible note during the quarter ended July 31, 2010. The note is due on May 21, 2012 and bears interest at 22%. The note is currently in default.
During the quarter ended January 31, 2011, Boone exercised warrants to purchase 7,444,240 shares of Inova common stock and 19.44% of Trakkers common stock. Contemporaneously, Boone exercised the related put options, requiring Inova to repurchase the warrants shares from Boone for $792,000. Under the put option agreement, if Inova fails to repurchase the warrant shares from Boone, the put option liability will become a convertible note. Inova did not repurchase the warrant shares and accordingly, the put option became a convertible note during the quarter ended January 31, 2011. The note is due on January 31, 2012 and bears interest at 20%. The note is currently in default.
The conversion options are subject to reset provisions that can reduce the conversion prices based on subsequent equity or rights offerings by Desert, Trakkers or Inova below the prices above.
The notes are convertible into shares of Desert or Trakkers common stock at an amount equal to (A) 350% of Desert or Trakkers’s EBITDA for the 12 full-months preceding such date, minus (i) the aggregate amount of Desert’s indebtedness to the initial Holder at such date and (ii) the aggregate amount of the Company’s indebtedness to the Desert Sellers at such date, divided by (B) the total number of issued and outstanding shares of common stock at such date.
The notes are also convertible into shares of Inova common stock at the lower of (i) $0.075 per share of Inova common stock and (ii) the lowest per share price of Inova common stock conversion price in effect at April 22, 2010 in any warrant, option, convertible note or other instrument that has been issued by Inova or that is otherwise convertible or exchangeable into Inova, after taking into effect any applicable reset or other conversion or exchange price adjustments. As of April 30, 2011, the lowest per share price in effect was $0.0405.
The conversion options are subject to reset provisions that can reduce the conversion prices based on subsequent equity or rights offerings by Desert or Inova below the prices above.

Inova analyzed the instruments above under ASC 815 “Derivatives and Hedging” and determined that these instruments should be classified as liabilities and recorded at fair value due to their being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options. The fair value of the instruments was determined using a Monte Carlo simulation model utilizing present value and various probabilities of events. This amount is included in derivative liabilities in the consolidated balance sheet. See Note 10 for more information on derivatives and the valuation model.
Covenants
All Boone loans have the following financial requirements:
·	Maintain cash plus availability under IBM $2.5 million line of credit of $250,000 or greater;

·	EBITDA of $1.7 million for any fiscal year;

·	No concentration above $2.5 million to any supplier through the IBM facility;

·	No concentration above 20% to any single customer;

·
No single accounts payable more than the greater of $300,000 or 20% of the accounts receivable balance under 60 days. The portion beyond 90 days past due must be less than 10% of the total accounts receivable.

Inova was not in compliance with these covenants as of April 30, 2012 and 2011 and as a result, these notes are in default.

Note Payable - Agile Opportunity Fund, LLC (“Agile”):
In February 2008, Inova borrowed $250,000 under a note payable from Agile Opportunity Fund, LLC. This note has an interest rate of 18% per annum and it matures on December 31, 2010. The note was convertible into shares of Inova common stock at $0.10 per share. In addition, 1,250,000 warrants to purchase Inova common stock were issued with this note. This note is secured by all tangible and intangible assets of Inova.
1,250,000 warrants were issued to Agile with this note. These warrants expire in February 2013. They have an exercise price of $0.10 per share. The warrant shares are subject to a put option agreement whereby anytime between February 2010 and February 2013, Agile can require Inova to repurchase from Agile the warrant shares for $100,000. Under ASC 815-40 “Put Warrants”, warrants for put shares should be classified as liabilities and measured at fair value at the end of each reporting period with the change in fair value recorded to earnings. As a result, the fair value of these warrants was recorded as a derivative liability. Upon exercise of the put option, if Inova does not repurchase the shares within 30 days, the resulting liability with become a convertible note that is convertible into shares of Inova common stock.
The convertible note and warrant agreements both contain dilutive issuance clauses. Under these clauses, based on future issuances of Inova common stock or other convertible instruments, the conversion price of the note above can be adjusted downward or the Company can be required to issue additional warrants to Inova. During fiscal 2009, the Company issued 4,260 additional warrants to purchase Inova common stock.
Note Modification
In December 2009, Inova modified the terms of its $250,000 note with Agile to extend the first principal payment date from December 2009 to December 2010. It also increased the original issue discount by $50,000 and reduced the conversion price to $0.0405 per share.
On June 20, 2011, the Agile Opportunity Fund, LLC (“Agile”) note from 2008 was amended to allow the principal to be converted to stock at the rate of $0.03 per share (previously convertible at $0.0405 per share). Inova evaluated the amendment under ASC 470-60 “Troubled Debt Restructurings”. Because the investors did not grant a concession on this outstanding loan, the transaction was not accounted for as troubled debt restructuring. Consequently, Inova evaluated these transactions under ASC 470-50 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” to determine if the modification was substantial. Because the change in fair value of the conversion option was greater than 10% of the carrying value of the note, the debt modification was determined to be substantial and accordingly the debt was extinguished.. As a result, the Company extinguished the related derivative liability associated with the conversion option with a fair value of $253,730 on the amendment date and recorded a new derivative liability with a fair value of $344,648 on the same date. The Company recognized a full discount of $178,500 on the date of the amendment against the related note. Because the note was already in default, the Company immediately amortized this discount to interest expense. In addition, the Company recognized a gain on debt extinguishment of $87,582 as a result of this transaction.
Conversions
During fiscal 2011, Inova issued 1,500,000 shares of common stock for the conversion of $60,750 of debt to Agile Opportunity Fund, LLC at a conversion price of $0.0405.
During the three months ended July 31, 2011, Inova issued 666,667 shares of common stock for the conversion of $25,250 of Agile debt and sold 333,333 shares of common stock to Agile for $10,000.
Registration Rights for Ascendiant, Boone and Agile Notes
Inova entered into a registration rights agreement with Ascendiant, Boone and Agile requiring that a filing be done for the number of Registrable Securities equal to the lesser of (i) the total number of Registrable Securities and (ii) one-third of the number of issued and outstanding shares of Common Stock that are held by non-affiliates. Registrable securities are (i) all Warrant Shares (ii) any additional shares of Common Stock issuable in connection with any anti-dilution provisions in the Warrants (iii) all Put Shares (iv) any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event. Inova shall pay to each party an amount in cash, as partial liquidated damages and not as a penalty, equal to 2.00% of the aggregate purchase price paid by each party pursuant to the original note agreements for any unregistered Registrable Securities then held by each party. The parties agree that Inova shall not be liable for liquidated damages under this Agreement with respect to any Warrants or Warrant Shares. Inova analyzed the registration right arrangement under the guidance of FSP ASC 815-15-b and determined that the contingent obligation to make future payments under the registration payment arrangement is not probable.

If Inova were required to pay the 2% penalty for not filing registration statements, the estimated penalty would be approximately $164,000. The lenders have historically granted waivers for these registration rights penalties and therefore management believes the likelihood of this payment to be remote.

Working Capital Facility:
The Company entered into a tri-party secured agreement in April, 2010 whereby Agile ($150,000), Boone ($100,000) and the former owners of Desert Communications ($150,000) provided amounts totaling $400,000 to Desert Communications. This was in the form of a Note due December, 2010 bearing interest at a rate of 20% and containing the same covenants all Boone documents require. Fees of $10,450 were paid to Boone in conjunction with this debt and were recorded as a discount to the note.
During fiscal 2011 Agile and Desert sellers were paid off and Boone's balance was paid down to $50,000.

Other significant debt transactions:
Asher
On March 7, 2011, Inova borrowed $103,500 from Asher in an 8% convertible note. The note is convertible 180 days from the issuance date into Inova common stock at a price equal to 61% of the average of the stock’s lowest three prices during the ten trading days prior to conversion. The note is due on December 8, 2011 and is unsecured.
In May and July of 2011, Inova borrowed $82,500 from Asher Enterprises, Inc. (“Asher”) in an 8% convertible note. The note is convertible 180 days from the issuance date into Inova common stock at a price equal to 61% of the average of the stock’s lowest three prices during the ten trading days prior to conversion. The notes are due in November and January, 2012 and are unsecured.
In September 2011, $103,500 of debt issued during fiscal 2011 to Asher matured. As a result of the maturity, the debt became convertible under the same terms as the May and July notes. Due to there being no explicit limit to the number of shares to be issued upon conversion, the conversion option was classified as a liability on the date of maturity. The fair value of the conversion option on the maturity date was $208,956, resulting in a full discount to the note of $103,500 and a day one loss on derivatives of $105,456. Because the note already matured, the entire discount was amortized to interest expense during the three months ended October 31, 2011.
During the fourth quarter of fiscal 2012, $82,500 of debt issued to Asher matured. As a result of the maturity, the debt became convertible. Due to there being no explicit limit to the number of shares to be issued upon conversion, the conversion option was classified as a liability on the date of maturity. The fair value of the conversion option on the maturity date was $137,536, resulting in a full discount to the note of $82,500 and a day one loss on derivatives of $55,036. Because the note already matured, the entire discount was amortized to interest expense during the three months ended April 30, 2012.
During the year ended April 30, 2012, Inova issued 4,222,379 shares of common stock to convert $32,000 of Asher debt.
During the year ended April 30, 2012 and 2011, Inova made the following cash repayments on its outstanding notes payable:
	2012	2011
Notes payable to Boone/Ascendiant/Agile	$—	$210,000
IBM	142,604	114,643
Notes payable to Desert/Trakkers/RightTag previous owners		450,000
Notes payable to other	13,708	131,610

Total cash paid	$156,312	$906,253
A summary of changes in notes payable for the years ended April 30, 2012 and 2011 is as follows:
	2012	2011
Beginning balance	$11,604,738	$9,848,040
Gross proceeds from the notes payable	82,500	103,500
Non-cash additions due to put note exercises	—	2,307,900
Less: repayments made on notes payable	(156,312)	(906,253)
Less: conversion	(57,250)	(60,750)
Add: paid in kind interest	73,204	183,401
Less: other	425	(162)
Less: discounts to notes payable from derivative liabilities	(364,500)	—
Add: amortization of discount	364,500	128,900
Add: reclassification of accrued interest to notes payable	189,107	—
Total notes payable	$11,736,412	$11,604,738

Notes payable consisted of the following as of April 30, 2012 and 2011:

Lender	2012	2011
Boone Lenders, LLC	$6,883,176	$6,809,972
Ascendiant Opportunity Fund, LLC	1,153,930	1,153,930
Agile Opportunity Fund, LLC	173,500	198,750
IBM - Trakkers, LLC
Lease Facility Desert Communications, Inc.	70,183	212,362
Desert Sellers	1,389,107	1,200,000
Trakkers, LLC Sellers	1,769,686	1,769,686
Southbase, LLC - Related Party	142,532	142,532
Other debt	154,298	117,506
Total	$11,736,412	$11,604,738
The following are the future minimum payments for the notes payable:
Year	Amount
2012	$11,593,880
2013	—
2014	—
2015	—
2016 and after	142,532

Total notes payable	11,736,412
Less: current maturities	(11,593,880)

Notes payable, net of current maturities	$142,532

NOTE 9 - DERIVATIVE LIABILITIES
ASC 815-40 Put Warrant Liabilities
Under ASC 815-40 “Put Warrants”, warrants for put shares should be classified as liabilities and measured at fair value at the end of each reporting period with the change in fair value recorded to earnings. As a result, the fair value of the warrants granted to Ascendiant, Agile and Boone in conjunction with the debt offerings noted above were recorded as derivative liabilities at inception. The liabilities were subsequently measured at fair value at the end of each reporting period with the changes recorded to earnings.
Boone Convertible Put Exercise Note
As discussed in Note 9, Inova determined that the instruments embedded in the convertible put notes exercised by Boone during fiscal 2010 and 2011 should be classified as liabilities and recorded at fair value due to their being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options. The fair value of the embedded conversion option in the $1,000,000 convertible put note was determined to be $200,000 as of April 30, 2010 using a Monte Carlo simulation model. Because the number of shares to be issued upon settlement cannot be determined under this instrument, Inova cannot determine whether it will have sufficient authorized shares at a given date to settle any other of its share-settleable instruments. As a result of this, under ASC 815-15 “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock” (formerly EITF 00-19), all other share-settleable instruments must be reclassified from equity to liabilities. Inova had two conversion options embedded in notes payable agreements (Ascendiant and Agile) and 1,528,140 warrants to purchase Inova common stock that were classified in equity as of the date that the Boone put note became convertible.
During the quarter ended July 31, 2010, Boone exercised warrants to purchase 30,111,440 shares of Inova common stock and 130.90 shares of Desert common stock. Contemporaneously, Boone exercised the related put options, requiring Inova to repurchase the warrants shares from Boone for $1,515,900. Under the put option agreement, if Inova fails to repurchase the warrant shares from Boone, the put option liability will become a convertible note. Inova did not repurchase the warrant shares and accordingly, the put option became a convertible note during the quarter ended July 31, 2010.
Additionally, Inova determined that the instruments embedded in a second convertible put note exercised by Boone during fiscal 2011 should be classified as liabilities and recorded at fair value due to their being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options. During the quarter ended January 31, 2011, Boone exercised warrants to purchase 7,444,240 shares of Inova common stock and 19.44% of Trakkers common stock. Contemporaneously, Boone exercised the related put options, requiring Inova to repurchase the warrants shares from Boone for $792,000. Under the put option agreement, if Inova fails to repurchase the warrant shares from Boone, the put option liability will become a convertible note. Inova did not repurchase the warrant shares and accordingly, the put option became a convertible note during the quarter ended January 31, 2011.
The fair value of the embedded conversion options in the $1,000,000, $1,515,900 and $792,000 convertible put notes was determined to be $593,950 as of April 30, 2012 using a Monte Carlo simulation model.
These notes are convertible into shares of Desert or Trakkers common stock at an amount equal to (A) 350% of the subsidiary’s EBITDA for the 12 full-months preceding such date, minus (i) the aggregate amount of the subsidiary’s indebtedness to the initial Holder at such date and (ii) the aggregate amount of the Company’s indebtedness to the subsidiary’s Sellers at such date, divided by (B) the total number of issued and outstanding shares of common stock at such date. The note is also convertible into shares of Inova common stock at the lower of (i) $30 per share of Inova common stock and (ii) the lowest per share price of Inova common stock conversion price in effect in any warrant, option, convertible note or other instrument that has been issued by Inova or that is otherwise convertible or exchangeable into Inova, after taking into effect any applicable reset or other conversion or exchange price adjustments. The conversion options are subject to reset provisions that can reduce the conversion prices based on subsequent equity or rights offerings by Desert, Trakkers or Inova below the prices above. As a result of the exercise, the put option liabilities were transferred from derivative liabilities to notes payable during the quarter.

Because the number of shares to be issued upon settlement cannot be determined under these instruments, Inova cannot determine whether it will have sufficient authorized shares at a given date to settle any other of its share-settleable instruments. As a result of this, under ASC 815-15 “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock” (formerly EITF 00-19), the conversion options noted above and all other share-settleable instruments are classified as liabilities. Inova has three conversion options embedded in notes payable agreements and 7,038,475 and 11,367,655 warrants at April 30, 2012 and 2011 to purchase Inova common stock that are classified as liabilities as a result of the provisions of the convertible put notes.
The following table summarizes the derivative liabilities included in the consolidated balance sheet:
Derivative Liabilities
Balance at April 30, 2010	$5,607,940
ASC 815-15 (EITF 00-19) Additions	52,000
Change in fair value	(836,353)
Put exercise reclass to debt	(2,307,900)
Balance at April 30, 2011	$2,515,687
Change in fair value	(1,428,991)
Reclassification of derivative liabilities to additional paid-in capital due to conversion of related notes payable	(62,842)
ASC 815-15 (EITF 00-19) Additions	437,411
Balance at April 30, 2012	$1,461,265
The following table summarizes the derivative gain recorded as a result of the derivative liabilities above:
	Year Ended	Year Ended
Derivative gain	April 30, 2012	April 30, 2011
Excess of fair value of derivative liabilities over note payable	$(160,492)	$—
Change in fair value	1,428,991	836,353
Total	$1,268,499	$836,353
Valuation Models
Inova values its warrant derivatives and simple conversion option derivatives using the Black-Scholes option-pricing model. Assumptions used include (1) .20% to 3.20% risk-free interest rate, (2) warrant life is the remaining contractual life of the warrants, (3) expected volatility 233% to 315%, (4) zero expected dividends (5) exercise prices as set forth in the agreements, (6) common stock price of the underlying share on the valuation date, and (7) number of shares to be issued if the instrument is converted.
Inova valued the conversion options and reset provisions under its convertible put exercise note with Boone using a Monte Carlo simulation model utilizing present value and various probabilities of events. Assumptions used include (1) 0.19% risk free rate, (2) conversion prices as set forth in the agreement, (3) expected Inova stock price volatility of 236%, (4) expected Desert and Trakkers stock price volatility of 25%, and (6) common stock price of the underlying share on the valuation date. Inova valued the note as a combination of the underlying debt payment and series of two options. Since the options are mutually exclusive, the Monte Carlo simulation was used to estimate when either of the options are exercisable. When both are exercisable Inova assumed that the more valuable of the two would be exercised.

NOTE 10 – COMMITMENTS AND CONTINGENCIES
Earn Outs:
As part of the Trakkers acquisition an earn-out of 5% annually of all revenues generated by Trakkers less than $2.5 million and 10% of any revenues greater than $2.5 million for 5 years was established.
As part of the Right Tag acquisition an earn-out was established: Gross Profit for Right Tag for the 12 months period (“Earn Out Period”) ending April 2008 x 100%, Gross Profit for Right Tag for the 12 months period ending April 2009 x 100%, Gross Profit for Right Tag for the 12 months period ending April 2010 x 40%, Gross Profit for Right Tag for the 12 month period ending April 2011 x 20%, and Gross Profit Right Tag for the 12 month period April 2012 x 15%. Each payment will be comprised of 50% cash and 50% stock of Inova and will be paid 45 days after final date for calculation of the Earn Out for each Earn Out Period.
The amount payable under these earn outs as of April 30, 2012 and 2011 is $450,671 and $335,574, respectively.
Leases:
There is an office lease for Desert, effective May 2008 until August 2011. Rent is payable at $6,300 per month including tax. The lease has not been renewed to date and Desert plans to continue on a month-to-month basis.
There is an office lease for Trakkers, effective until April 2013. Rent is payable at $3,300 per month including tax.
Rent expense was $117,788 and $115,492 for fiscal 2012 and 2011, respectively. No real estate is owned by the Inova companies.
Litigation:
In May, 2010 Ascendiant filed suit for collection of the $833,906 principal and interest. The suit was stayed to New York and Inova and Desert have been dismissed. Ascendiant filed a new suit in a different California court for the same action; the suit is pending. There is only a remote possibility of the company being liable for amounts in excess of those already recognized.

NOTE 11 – CAPITAL LEASES
Equipment leases:
Assets under capital leases, included in property and equipment, consisted of the following at April 30:
	2012	2011
Vehicle	$18,492	$18,492
Revenue-producing equipment	917,056	917,056
Less: accumulated depreciation	(715,185)	(531,774)

Net assets under capital leases	$220,363	$403,774

NOTE 12 – PROFIT SHARING PLAN
A 401K plan was established in September 2008. Employer contributions are made each pay period and a total of $88,110 was contributed for the year ended April 30, 2012 and $151,889 for the year ended April 30, 2011.

NOTE 13 – INCOME TAX
Inova uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes.
At April 30, 2012, for federal income tax and alternative minimum tax reporting purposes, Inova had approximately $708,000 of unused net operating losses available for carry forward to future years. The benefit from carry-forward of such net operating losses will expire in various years through 2032. As a result of an internal revenue service audit during fiscal 2012, the company significantly reduced its estimated net operating losses available for carry forward purposes.
At April 30, 2011, deferred tax assets consisted of the following:
	United
	States	Canada	Total
NOL at April 30, 2011	$4,900,000	$89,000	$4,989,000
Estimated tax rate	35%	20%	N/A

Deferred tax assets	1,715,000	18,000	1,733,000
Valuation allowance	(1,715,000)	(18,000)	(1,733,000)

Net deferred tax assets	$—	$—	$—
At April 30, 2012, deferred tax assets consisted of the following:
	United
	States	Canada	Total
NOL at April 30, 2012	$708,000	$89,000	$797,000
Estimated tax rate	35%	20%	N/A

Deferred tax assets	248,000	18,000	266,000
Valuation allowance	(248,000)	(18,000)	(266,000)

Net deferred tax assets	$—	$—	$—
There are no federal income taxes payable in 2012 or 2011 as a result of the operating losses recorded during those years. Based on a number of factors, including the lack of a history of profits, management believes that there is sufficient uncertainty regarding the realization of deferred tax assets, and, accordingly, has not booked an income tax benefit as of April 30, 2012 and 2011. All losses incurred can be carried forward for seven years for Canadian income tax purposes and twenty years for United States income tax purposes.

NOTE 14 – COMMON STOCK
During fiscal 2012 Inova issued:
·	666,667 shares of common stock for the conversion of $25,250 of Agile debt and sold 333,333 shares of common stock for $10,000.

·	4,222,379 shares of common stock for the conversion of $32,000 of Asher debt

·	6,944,444 shares of common stock for settlement of accounts payable

·	2,933,333 shares of common stock for services with a fair value of $72,000
As a result of conversion of debt described above, Inova settled derivative liabilities with a fair value of $62,842 on the conversion dates. This amount was reclassified to additional paid-in capital.

During fiscal 2011:
2,248,649 shares of common stock with a fair value of $96,000 were issued to Advisors, LLC for services rendered. Advisors, LLC is controlled by a director of the Company. The fair value of the stock was recorded to expense.
On August 3, 2010, Inova entered into an agreement with a public relations firm. Under the terms of the agreement, Inova issued 2% of its outstanding common shares at the inception of the agreement as an advance and non-refundable fee for future services. This resulted in the issuance of 1,126,960 shares of common stock with a fair value of $11,270. This amount was expensed during the quarter ended October 31, 2010.
During the quarter ended October 30, 2010 50,000 shares of common stock with a fair value of $1,500 were issued to a public relations firm for services rendered. The fair value of the stock was recorded to expense during the quarter ended October 30, 2010.
On October 20, 2010 the Board of Directors approved a resolution to complete the issue of a stock dividend to all current shareholders. The ratio will be 20 new shares for every one share held by all shareholders as at the record date. The authorized shares of the company will be adjusted by the same ratio. All share and per share amounts have been adjusted retroactively as if the dividend occurred on the first day of the first period presented.
Inova issued 1,500,000 shares of common stock for the conversion of $60,750 of debt to Agile Opportunity Fund, LLC.

NOTE 15 – REDEEMABLE PREFERRED STOCK & NON-CONTROLLING INTEREST
Series A Preferred Stock
Inova has authorized an undesignated amount of Series A preferred shares. Each Series A preferred share is convertible into common stock at the rate of 1 to 0.06. There were no shares of Series A preferred stock issued as of April 30, 2012 and 2011.
Series B Convertible Preferred Stock
Inova has authorized 5,000 non-restricted Series B preferred shares to be issued for each acquisition with more than $40 million in sales or $10 million in EBITDA and 5,000 non-restricted Series B preferred shares authorized to be issued for each acquisition with less than $40 million in sales. Each Series B preferred share is convertible into common stock at the rate of 1 to 100. There were no shares of Series B preferred stock issued as of April 30, 2012 and 2011.
Series B Redeemable Preferred Stock
On September 1, 2008, 1,500,000 shares of redeemable preferred stock were issued in conjunction with the purchase of Trakkers and Tesselon. This is redeemable Series B, non-voting preferred, which has a dissolution value of $1 per share. The agreement was amended on December 18, 2008 and again in July 2009. The original and first amended preferred stock agreements were determined to have errors and did not represent the intent of both parties causing both to be amended. Inova must determine the method of redemption of the preferred stock any time over the one year period from issuance and when redeemed Inova may choose from the following 3 redemption options: 1) $1,500,000 payment of cash 2) Issuance of 375,000 common shares 3) Transfer of 10% of the Trakkers/Tesselon companies. Option 2) requires the company to issue the 375,000 common shares in three annual installments of 125,000 common shares each beginning no later than October 31, 2010. If elected, options 1) and 3) are due on the third anniversary of the issuance of the preferred stock. During 2009, the company originally anticipated that it would select option 2 and therefore classified the fair value of the preferred stock as a component of stockholders’ equity as of April 30, 2009. Management later determined it is best for the company to elect option 3) and therefore will settle the instrument by issuing 10% ownership of Trakkers LLC on the third anniversary of the agreement. Because the one year period from the original issuance of the preferred stock has passed, the Company can no longer change the method of redemption. At inception of the instrument, the company determined the fair value of the preferred stock was $1,307,506. Because the instrument will now be settled with subsidiary stock, Inova has classified the instrument as non-controlling interest in the consolidated balance sheet as of April 30, 2012 and 2011 in accordance with ASC 810-10-45-17A and ASC 815-40-15-5C (formerly EITF 08-08) “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity’s Consolidated Subsidiary”. As of April,30, 2012, Inova had not issued the 10 % interest in Trakkers to the original sellers. Inova is currently in the process of determining if this settlement option is in conflict with other secured creditors of Trakkers. If possible we will attempt to renegotiate these terms, perhaps in conjunction with renegotiating amounts due under the seller notes. The sellers have not previously agreed to any re-negotiation if the issuance is in conflict with senior creditors. Since we have not been paying the sellers we do not view this as a priority.

NOTE 16 – WARRANTS
Fiscal 2011
During the quarter ended July 31, 2010, Boone exercised warrants to purchase 30,111,440 shares of Inova common stock and 130.90 shares of Desert common stock. Contemporaneously, Boone exercised the related put options, requiring Inova to repurchase the warrants shares from Boone for $1,515,900. Under the put option agreement, if Inova fails to repurchase the warrant shares from Boone, the put option liability will become a convertible note. Inova did not repurchase the warrant shares and accordingly, the put option became a convertible note during the quarter ended July 31, 2010. See Note 8.
During the quarter ended October 31, 2010, Boone exercised warrants to purchase 7,682,340 shares of Inova common stock and 19.44% of Trakkers common stock. Contemporaneously, Boone exercised the related put options, requiring Inova to repurchase the warrants shares from Boone for $792,000. Under the put option agreement, if Inova fails to repurchase the warrant shares from Boone, the put option liability will become a convertible note. Inova did not repurchase the warrant shares and accordingly, the put option became a convertible note in November 2010. See Note 8.
Inova issued 1,000,000 warrants to a public relations firm with a fair value of $56,500 that were fully vested and non-forfeitable on the date of grant. The fair value of these warrants was reclassified to derivative liabilities at $52,000 due to provisions in certain convertible note agreements (described in Note 9) that cause all share-settable instruments issued by Inova to be classified as liabilities.

Fiscal 2012
During fiscal 2012, 1,528,142 warrants to purchase Inova common stock expired unexercised.
The following tables summarize common stock warrants outstanding by entity:
				Weighted
		Weighted		average
		average	Aggregate	remaining
		exercise	intrinsic	contractual
Warrants to purchase Inova common stock	Warrants	price	value	life (years)
Outstanding at April 30, 2010	48,161,435	$0.05	$2,720,778	4.11
Granted	1,000,000	0.18
Exercised	(37,793,780)	.00
Forfeited	—	—
Expired
Outstanding at April 30, 2011	11,367,655	$0.03	$676,196	2.56
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	(1,528,142)	0.00
Outstanding at April 30, 2012	9,839,513	$0.03	$77,441	1,57

				Weighted
		Weighted		average
		average	Aggregate	remaining
		exercise	intrinsic	contractual
Warrants to purchase Desert common stock	Warrants	price	value	life (years)
Outstanding at April 30, 2010	130.90	$0.00	$1,072,842	5.10
Granted		0.00
Exercised	(130.90)	0.00
Forfeited	—	—
Expired	—	—
Outstanding at April 30, 2011 and 2012	0	$0.00		$0

		Weighted		Weighted average
		average	Aggregate	remaining
		exercise	intrinsic	contractual
Warrants to purchase Trakkers common stock	Warrants	price	value	life (years)
Outstanding at April 30, 2010	32.94%	$—	$1,082,932	3.69
Granted		0.00
Exercised	19.44%	—
Forfeited	—	—
Expired	—	—
Outstanding at April 30, 2011	13.50%	$—	$10,606	3.18
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	—	—
Outstanding at April 30, 2012	13.50%	$—	$—	2.18

NOTE 17 – MAJOR CUSTOMERS AND MAJOR VENDORS
During fiscal 2012 and 2011, revenues generated from three customers were approximately 45% and 43% of total revenues. These revenues were generated by Desert from its customers in network solution contracts. The following school district revenue comprised the 45%: Ysleta $4.5 million, Ft. Worth $2.9 million, Gallup $1.9 million.
During fiscal 2012 and 2011, purchases from four vendors totaled approximately 81% and 63% of total purchases. These purchases were made by Desert.

NOTE 18 – SEGMENT INFORMATION
Inova has two reportable segments, one providing RFID products (RFID) and one providing network solutions (DCI). Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly in deciding how to allocate resources and in assessing performance. The following is the summary of operations by segment:
For the year ended April 30, 2012:
	RFID	DCI	Corporate	Total
Revenues	1,642,242	19,565,451	0	21,207,693

Cost of revenues	(241,916)	(15,248,053)	0	(15,489,969)

Gross profit	1,400,326	4,317,398	0	5,717,724

Operating costs	(1,698,103)	(3,436,431)	(803,896)	(5,938,430)

Operating income	(297,777)	880,967	(803,896)	(220,706)

Interest expense	(350,830)	(310,324)	(1,723,408)	(2,384,562)

Interest income	0	16	0	16

Other income	0	0	1,356,081	1,356,081

Net income (loss)	(648,607)	570,659	(1,171,223)	(1,249,171)

Total assets	1,758,797	3,517,143	3,398,500	8,674,440
The breakdown of revenues of product areas is:
Sales RFID products	$222,606
RFID rental income	1,419,636
Cabling/network design, implementation	10,769,285
Hardware/equipment sales	8,796,166
Total	$21,207,693
For the year ended April 30, 2011:
	RFID	DCI	Corporate	Total
Revenues	2,041,870	20,079,919	—	22,121,789

Cost of revenues	(635,206)	(14,610,207)	—	(15,245,413)

Gross profit	1,406,664	5,469,712	—	6,876,376

Operating costs	(3,910,601)	(3,957,810)	(72,790)	(7,941,201)

Operating income	(2,503,937)	1,511,902	(72,790)	(1,064,825)

Interest expense	(656,936)	(418,978)	(1,234,358)	(2,310,272)

Other income	—	24,720	—	24,720

Net income (loss)	(3,160,873)	1,117,644	(1,307,148)	(3,350,377)

Total assets	2,114,081	2,639,220	3,406,696	8,159,997

NOTE 19 – SUBSEQUENT EVENTS
The company refinanced its lease with IBM for $77,500 until July, 2013.
In July 2012, the company purchased certain intellectual property from Southbase International Limited, a company controlled by Inova’s CEO. The purchase price is $100,000 and will be paid with 12,315,270 shares of Inova common stock.

Inova Technology Inc.

Financial Statements
INOVA TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	July 31, 2012	April 30, 2012

ASSETS

Current assets
Cash	878,201	$752,011
Accounts receivable, net of allowance of $81,283 and $81,283	77,427	107,471
Contract receivables, net of allowance of $21,746 and $21,746	739,860	1,126,221
Credit facility receivable	891,512	1,477,930
Inventory	99,071	98,921
Costs in excess of billing and estimated earnings	153,091	201,602
Prepaid and other current assets	1,113	52,484

Total current assets	2,840,275	3,816,640

Fixed assets, net	581,857	113,308
Revenue earning equipment, net		586,896
Goodwill, net	4,157,596	4,157,596
Intangibles	73,892	-

Total assets	$7,653,620	$8,674,440

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	625,379	$1,739,006
Accrued liabilities	4,830,102	4,479,224
Deferred income	384,323	395,781
Derivative liabilities	1,238,323	1,461,265
Notes payable - related parties	1,689,688	1,689,688
Notes payable	9,924,227	9,904,192
Total current liabilities	18,692,042	19,669,156

Notes payable - related parties, net of current maturities	142,532	142,532

Total liabilities	18,834,574	19,811,688

Stockholders' deficit
Convertible preferred stock, $0.001 par value; 25,000,000 shares authorized; 1,500,000 shares issued and outstanding (the cost of the
shares are included in non-controlling interest)		-
Common stock, $0.001 par value; 500,000,000 shares
authorized; 88,688,715 and 76,364,065 shares issued and outstanding	88,679	76,364
Additional paid-in capital	5,311,095	5,249,518
Accumulated deficit	(17,888,234)	(17,770,636)
Total Inova Technology, Inc stockholders' deficit	(12,488,460)	(12,444,754)
Non-controlling interest	1,307,506	1,307,506
Total stockholders' deficit	(11,180,954)	(11,137,248)

Total liabilities and stockholders' deficit	$7,653,620	$8,674,440

See summary of accounting policies and notes to consolidated financial statements.

INOVA TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the quarter ended July 31, 2012 and 2011
(Unaudited)

	2012	2011

Revenues	$6,476,909	$5,048,112

Cost of revenues	(4,933,480)	(3,552,265)
Selling, general and administrative	(1,336,364)	(1,575,910)
Impairment loss	-
Amortization	-
Depreciation expense	(118,972)	(18,555)

Operating loss	88,093	(98,618)

Other income (expense):
Gain on derivative liabilities	222,942	690,883
Interest income	-	4,787
Gain on debt extinguishment		87,582
Interest expense	(428,633)	(776,928)

Net loss	$(117,598)	$(92,294)

Basic and diluted loss per share	$(0.00)	$(0.00)

Weighted average common shares outstanding	77,446,726	61,633,872

See summary of accounting policies and notes to consolidated financial statements.

INOVA TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the quarter ended July 31, 2012 and 2011
(Unaudited)

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(117,598)	$(92,594)
Adjustments to reconcile net loss to net cash used provided by operating activities:
Depreciation expense, $0 and $344,995 included in cost of revenues	118,347	128,273
Amortization expense - loan discounts and deferred financing costs	-	178,500
Amortization expense - intangible	-	-
Paid in kind interest	18,932	18,088
Gain on sale of asset		-
Gain on debt extinguishment	-	(87,582)
Impairment loss	-
Stock issued for services
Warrants issued for services	-
Derivative gain	(222,942)	(690,883)
Changes in operating assets and liabilities:
Accounts receivable	416,405	236,699
Credit facility receivable	586,418	(63,335)
Inventory	(150)	(6,840)
Costs in excess of billing and estimated earnings	48,511	70,818
Prepaid expenses and other current assets	3,897	3,514
Other assets	-	2,640
Accounts payable and accrued expenses	(699,915)	294,567
Deferred revenues	(11,458)	(48,966)
Net cash provided by operating activities of operations	140,447	(57,101)

CASH FLOW INVESTING ACTIVITIES
Purchase of fixed assets	-
Net cash used in investing activities	-	-

CASH FLOW FINANCING ACTIVITIES
Proceeds from notes payable		82,500
Common stock issued for cash		10,000
Repayments made on notes payable	(14,257)	(36,313)
Common stock issued for investment
Net cash used in financing activities	(14,257)	56,187

NET CHANGE IN CASH	126,190	(914)
CASH AT BEGINNING OF YEAR	752,011	396,140
CASH AT END OF YEAR	$878,201	$395,226

SUPPLEMENTAL INFORMATION:
Interest paid	92,271	$42,383
Income taxes paid	$21,904	$21,361

NON-CASH INVESTINGAND FINANCING ACTIVITIES:
Common stock issued for conversion of notes payable	-	25,251
Purchase of patent with stock	73,892	-
Reclassification of derivative liabilities from additional paid-in capital	-
Reclassification of put notes from derivative liabilities	-
Accrued interest reclassified to related party notes payable		-
Common stock issued for settlement of accounts payable		-
Discount on notes payable from derivative liabilities		178,500

See summary of accounting policies and notes to consolidated financial statements

INOVA TECHNOLOGY, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
NOTE 1 –BASIS OF PRESENTATION
The accompanying unaudited interim consolidated financial statements of Inova Technology, Inc. (“we”, “our”, “Inova” or the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission (“SEC”) and should be read in conjunction with the audited financial statements and notes thereto contained in Inova’s latest Annual Report filed with the SEC on Form 10-K. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the consolidated financial statements that would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year as reported in Form 10-K have been omitted.
Fair Value Measurements
Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).
As of July 31, 2012, Inova measured its derivative liabilities using Level 3 inputs as defined by ASC 820 with a total fair value of $1,238,323.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2 – GOING CONCERN
As shown in the accompanying consolidated financial statements, we have an accumulated deficit and negative working capital and are in default on the majority of our notes payable as of July 31, 2012. These conditions raise substantial doubt as to our ability to continue as a going concern. The consolidated financial statements contained herein do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should we be unable to continue in existence. Our ability to continue as a going concern is dependent upon our ability to generate sufficient cash flows to meet our obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations. However, there is no assurance that profitable operations or sufficient cash flows will occur in the future. Management is trying to raise additional capital through sales of stock and refinancing debt.

NOTE 3 – RELATED PARTY TRANSACTIONS
Note Payable to Southbase, LLC
Loans payable from Southbase, LLC consists of advances from existing shareholders. These notes are unsecured, bear interest at 7%, and are due in May 21, 2017. The amount due to Southbase, LLC, a company related to Adam Radly, was $142,532 as of July 31, 2012.
Desert Sellers
Seller notes with a balance of $1,389,107 relate to the Desert Communications, Inc. (“Desert”) purchase in December of 2007. They have interest rates of 18%, are secured by all of the common stock of Desert Communications, Inc. and were due in December of 2010. The notes are now in default.
Trakkers President

Seller notes with a balance of $300,581, to the president of Trakkers, relate to the Trakkers purchase in 2008. They have interest rates of 7-10%, are secured by all of the member units of Trakkers and were due in 2011. The notes are now in default.

NOTE 4 - DERIVATIVE LIABILITIES
ASC 815-40 Put Warrant Liabilities
Under ASC 815-40 “Put Warrants”, warrants for put shares should be classified as liabilities and measured at fair value at the end of each reporting period with the change in fair value recorded to earnings. As a result, the fair value of the warrants granted to Inova’s debt holders in prior years were recorded as derivative liabilities at inception. These liabilities are subsequently measured at fair value at the end of each reporting period with the changes recorded to earnings. As of July 31, 2012, Inova had $201,250 of derivative liabilities as a result of these provisions.
ASC 815-15 Conversion Option and Warrant Liabilities
During fiscal 2010, Inova determined that the instruments embedded in a convertible put note exercised by one of Inova’s lenders should be classified as liabilities and recorded at fair value due to their being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options.
Because the number of shares to be issued upon settlement cannot be determined under these instruments, Inova cannot determine whether it will have sufficient authorized shares at a given date to settle any other of its share-settleable instruments. As a result of this, under ASC 815-15 “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock” (formerly EITF 00-19), the conversion options noted above and all other share-settleable instruments are classified as liabilities. Inova has three conversion options embedded in notes payable agreements and 8,839,513 warrants to purchase Inova common stock that are classified as liabilities as a result of the provisions of the convertible put notes. As of July 31, 2012, Inova had $1,037,073 of derivative liabilities as a result of these provisions.

The following table summarizes the derivative liabilities included in the consolidated balance sheet:
Derivative Liabilities
Balance at April 30, 2012	$1,461,265
Extinguishment of derivative liabilities (see Note 8)
Addition of derivative liabilities (see Note 8)
Change in fair value	(222,942)
Balance at July 31, 2011	$1,238,323
Valuation Models
Inova values its warrant derivatives and simple conversion option derivatives using the Black-Scholes option-pricing model. Assumptions used include (1) 4% risk-free interest rate, (2) warrant life is the remaining contractual life of the warrants, (3) expected volatility 261% to 390%, (4) zero expected dividends (5) exercise prices as set forth in the agreements, (6) common stock price of the underlying share on the valuation date, and (7) number of shares to be issued if the instrument is converted.
Inova valued the conversion options and reset provisions under its convertible put exercise note with Boone using a Monte Carlo simulation model utilizing present value and various probabilities of events. Assumptions used include (1) 0.34% risk free rate, (2) conversion prices as set forth in the agreement, (3) expected Inova stock price volatility of 261%, (4) expected Desert stock price volatility of 25%, and (6) common stock price of the underlying share on the valuation date. Inova valued the note as a combination of the underlying debt payment and series of two options. Since the options are mutually exclusive, the Monte Carlo simulation was used to estimate when either of the options is exercisable. When both are exercisable Inova assumed that the more valuable of the two would be exercised.

NOTE 5 –SEGMENT INFORMATION
Inova has three reportable segments, one providing management support to the other subsidiaries (Edgetech Services, Inc.), one providing network solutions (Desert Communications, Inc.) and one which manufactures standards compliant and durable RFID (Radio Frequency Identification) equipment (Trakkers, LLC & RightTag, Inc). Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly in deciding how to allocate resources and in assessing performance.
The following table presents three month segment information:
	Trakkers,	Desert
	LLC &	Communications,
	RightTag,	Inc.	Corporate	Total
	Inc.
Revenues	$299,011	6,177,898	-	6,476,909
Net income (loss)	(313,360)	276,071	(80,309)	(117,598)
Total assets	1,512,731	2,750,335	3,390,554	7,653,320

58

NOTE 6 – WARRANTS
The following tables summarize common stock warrants outstanding by entity:
				Weighted
				average
		Weighted		remaining
Warrants to purchase Inova common		average	Aggregate	contractual
stock	Warrants	exercise price	intrinsic value	life (years)
Outstanding at April 30, 2012	9,839,513	$0.03	77,441	1.57
Granted	-	-
Exercised	-	-
Forfeited	-	-
Expired	1,000,000	-
Outstanding at July 31, 2012	8,839,513	$0.01	$37,913	1.35

Weighted
average
		Weighted		remaining
Warrants to purchase Trakkers		average	Aggregate	contractual
common stock	Warrants	exercise price	intrinsic value	life (years)
Outstanding at April 30, 2012	13.50	$-	$	2.18
Granted	-	-
Exercised	-	-
Forfeited	-	-
Expired	-	-
Outstanding at July 31, 2012	13.50	$-		$1.92
All warrants above were exercisable as of July 31, 2012.

NOTE 7 – COMMON STOCK
During the three months ended July 31, 2012, Inova purchased the intellectual property from Southbase International Limited (“Southbase), a related party due to ownership in Southbase by Inova’s CEO. The intellectual property purchased is a license to use ShopInova, an iPhone application, and its related intellectual property rights. Inova issued 12,315,270 shares of common stock for the intellectual property, for a total value of $73,892, based on the Inova stock trading price on the closing date.

NOTE 8 – DEBT
The following table summarizes outstanding debt as of July 31, 2012 and April 30, 2012:
	July 31,	April 30,
	2012	2012
	Carrying	Carrying
Lender	Amount	Amount

Boone Lenders, LLC	$6,902,108	$6,883,176
Ascendiant Opportunity Fund, LLC	1,153,930	1,153,930
Agile Opportunity Fund, LLC	173,500	173,500
IBM - Trakkers, LLC

Lease Facility	71,584	70,183
Desert Communications, Inc. Sellers	1,389,107	1,389,107
Trakkers, LLC Sellers	1,769,686	1,769,686
Southbase, LLC - Related Party	142,532	142,532

Other	154,000	154,298
Total	$11,756,447	$11,736,412
Of the total outstanding debt, $11,125,175 was in default as of July 31, 2012. Principal owed to Boone Lenders, LLC (“Boone”) increased due to the paid-in kind interest described below.
Boone is capitalizing and charging paid in kind interest on several of its notes. Each period, at a rate mutually agreed to by the Company and Boone, interest is recognized on the outstanding principal balance and added to the principal balance of the note. This started in May 2010 for Boone’s notes as a temporary arrangement which can be cancelled at any time. The interest rates range from 11% to 20% on various notes.
For the three months ended July 31, 2012, a total of $18,932 of interest was recognized and recorded to the principal balance of loans from Boone.

f) SUMMARY FINANCIAL DATA
In the table below we provide you with historical selected financial data for each of the quarter ending July 31, 2012 and years ended April 30, 2012 and 2011, derived from our audited financial statements included elsewhere in this prospectus.
You should read the historical selected financial information presented below in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and our financial statements and the notes to those financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected for any future period.
As at July 31, 2012
Total Assets	$7,653,620
Current Liabilities	$18,692,042
Shareholders’ Equity	$(11,180,954)

For the Three Months Ended July 31, 2012
Revenues	$6,476,909
Net Loss at July 31, 2012	$(117,598)

	For the Years Ended April 30
	2011	2012
STATEMENT OF OPERATIONS:
Revenues	$22,121,789	$21,207,693
Cost of goods sold	$(15,245,413)	$(15,809,385)
Operating expenses	$(8,777,553)	$(5,618,998)
Loss from operations	$(1,901,177)	$(220,690)
Interest and other expense	$(1,449,200)	$(1,028,481)

Net loss	$(3,350,377)	$(1,249,171)

Net loss per common share, basic and diluted	$(0.06)	$(0.02)

Weighted average common shares outstanding, basic and diluted	$58,560,338	$67,470,101

	April 30,
	2011	2012
STATEMENT OF FINANCIAL CONDITION:
Working capital	$(15,278,148)	$(15,852,516)
Total assets	$8,159,997	$8,674,440
Total liabilities	$18,375,166	$19,811,688
Total shareholders' deficit	$(10,215,169)	$(11,137,248)

h) MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Summary Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited, to those set forth under “Risk Factors” and elsewhere in this prospectus.

REVENUES
Revenue and cost recognition
Inova has five sources of revenues: IT network design and implementation from Desert, computer equipment sales from Desert, IT consulting services from Edgetech, sales of radio frequency identification items from RightTag and rental income from Trakkers/Tesselon. Revenue that is received before it is earned is classified as deferred revenue.

IT network design and implementation:
Revenues from fixed-price contracts are recognized on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each contract. This method is used because management considers total cost to be the best available measure of progress on the contracts. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term.
Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation. Selling, general and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined. Changes in estimated job profitability resulting from job performance, job conditions, contract penalty provisions, claims, change orders, and settlements, are accounted for as changes in estimates in the current period.
The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in excess of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in excess of revenues recognized.

Computer equipment sales, IT consulting services & sales of RFID items:
Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.

Rental income for RFID items:
The Company follows Staff Accounting Bulletin No. 104 recognizing RFID rental income. Revenue generally is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. A rental contract term can be daily or weekly. Consistent with SAB 104, the Company’s policy recognizes revenue from equipment rentals in the period earned on a straight-line basis, over the contract term, regardless of the timing of the billing to customers. Revenue from the sale of new and used equipment and parts is recognized at the time of delivery to, or pick-up by, the customer and when all obligations under the sales contract have been fulfilled, risk of ownership has been transferred and collectability is reasonably assured. Services revenue is recognized at the time the services are rendered.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Our selling, general and administrative expenses consist primarily of payroll and related benefits, share-based compensation, professional fees, marketing and other infrastructure costs such as insurance, information technology and occupancy expenses.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JULY 31, 2012

Net revenues increased from $5,048,112 in the three-month period ending July 31, 2011 to $6,476,909 for the three-month period ending July 31, 2012. The increase in revenue is due to changes in the timing of various projects in Desert.

Cost of sales increased from $3,442,847 in the three-month period ending July 31, 2011 to $4,933,480 for the three-month period ending July 31, 2012. The increase is a result of the revenue increase described above.

Operating expenses decreased from $1,704,183 for the three months ending July 31, 2011 to $1,455,336 for the same period in 2012. This was mainly due to the decrease in the loss on transfer of assets.
Net loss increased from $92,594 for the three months ending July 31, 2011 to a net loss of $117,598 for the same period in 2012. This is due to higher cost of sales.

RESULTS OF OPERATIONS FOR THE YEAR ENDED APRIL 30, 2012 COMPARED TO YEAR ENDED APRIL 30, 2011
Total revenues (net sales) decreased from $22,121,789 for the twelve month period ending April 2011 to $21,207,693 for the twelve month period ending April 30, 2012. This is primarily the result of a decrease in awarded contracts compared to the previous year.
The cost of sales increased from $15,245,413 for the twelve month period ending April 2011 to $15,809,385 for the twelve month period ending April 30, 2012. This is due to a change in the type of jobs to ones that were less profitable in 2012. Jobs with more hardware sales than installation are less profitable.
The Company’s selling, general and administrative expenses decreased from $5,731,783 for the twelve months ending April 30, 2011 to $5,583,358 for the same period in 2012. This is primarily the result of a decrease in the fees for NETF.
Last fiscal year, the Company reported a net loss from continuing operations of $3,350,377 as compared to a loss of $1,249,171 for the fiscal year ended April 30, 2012. The decreased loss is due to the decrease in operating loss of $1.7m. Specifically, there is no impairment loss this year. In 2011 there was impairment loss related to Trakkers losing a large customer. There was no amortization expense in 2012 as intangibles were fully amortized in 2011.
As of the date of the filing the Company is attempting to restructure its debt with Boone and some other creditors. If successful there would be a significant decrease in the current portion of debt outstanding, interest rate reductions and extended maturity dates. If unsuccessful, we will continue to be in default on these loans and incur additional interest expense.

We are exploring various ways to address our debt including restructuring the debt with current lenders and refinancing with new lenders. However, there can be no assurance that the Company will be successful.

ADJUSTED EBITDA

Management believes adjusted EBITDA provides a more useful measure of company performance. This is because there are several measures included in GAAP net income which are related to warrant/derivative accounting. We consider these items to be unrelated to operating income and performance, and they do not impact our cash flow or debt service.
However there is a limitation in using Adjusted EBITDA; each company may use a different definition of Adjusted EBITDA and therefore it is hard to compare them to each other. For example our company might use different add-backs to net income than our competitors, thus making it more difficult to compare us to them. We compensate for this by regularly including adjusted EBITDA in our filings so that our performance can be measured over time.
GAAP Financial statements: We therefore advise readers to refer to the GAAP financial statements as the format of those is standardized and uniform in comparison with any other audited company. In these we show net income as ($1,249,171) and ($3,350,377) for the years ending April 30, 2012 and 2011. In addition, working capital ratios and other liquidity measures, total debt and debt/equity ratio are common measures used by companies to measure performance. These statements are audited whereas the adjusted EBITDA amounts are not opined to by the auditors but are a management tool.
Adjusted EBITDA for the period ending July 31, 2012 was $228,969 and for the years ending April 30, 2012 and 2011 was $207,330 and $ 1,595,053. Adjusted EBITDA is Earnings before interest, tax, depreciation and amortization. Inova also excludes the non-cash loss on derivative liabilities, gain on debt extinguishment and impairment charges from its adjusted EBITDA calculation. Non-cash loss on derivative liabilities, gain on debt extinguishment, impairment charges, depreciation and amortization are excluded from adjusted EBITDA because they do not require cash payments.

Adjusted EBITDA	31-July-12
Net income	(117,598)
Interest	428,632
Derivative gain	(222,941)
Tax	21,904
Depreciation/Amortization	118,972
Adjusted EBITDA	228,969

	Year ended	Year ended
Adjusted EBITDA	April 30, 2012	April 30, 2011
Net loss	$ (1,249,171)	$(3,350,377)

Interest	2,384,562	2,310,272

Tax	72,964	80,746

Depreciation/Amortization	355,056	865,390

Impairment loss		2,525,375

Gain on derivative liabilities,	(1,268,499)	(836,353)
Gain on debt extinguishment	(87,582)
Adjusted EBITDA	$207,330	$1,595,053

LIQUIDITY AND CAPITAL RESOURCES
As of July 31, 2012, we had cash and cash equivalents totaling $878,201, current assets were $2,840,275, current liabilities were $18,692,042, and total stockholders’ deficit was $17,888,234. Working capital deficit decreased from $(15,287,148) at April 30, 2011 to $(15,852,516) at April 30, 2012 and (15,851,767) at July 31, 2012..
The working capital increased due to higher cash in 2012 as compared to 2011. Since we are attempting to modify most of the notes, some lenders have agreed to us not making payments currently. This has caused the notes to be in default and, therefore, are shown as current liabilities. It is not likely the company will be required to make significant principal payments in the near future.
As shown in the accompanying financial statements, we have incurred recurring losses from operations and have an accumulated deficit and negative working capital as of April 30, 2012. These conditions raise substantial doubt as to our ability to continue as a going concern. While we have significant adjusted EBITDA we are not able to make all required debt payments currently. This is due to the disproportional amount of our debt as compared with cash flow and equity according to traditional GAAP measures. Management is trying to raise additional capital through sales of stock and refinancing debt. Specifically, in the short term Boone has allowed us to pay interest only, and to defer some interest in periods of low cash flow. It is not certain how long they will continue to offer informal forbearances. In the case of Ascendiant, we have not been paying that debt either. We are in negotiations with Ascendiant in and out of court, partly due to the fact that the debt is considered usurious by New York courts. There is a possibility a significant portion of the debt could be voided by New York courts if we pursue it legally. To date neither of those major lenders have elected to convert much debt to equity, so while a conversion of large amounts could affect the control of the company it is considered unlikely to occur. The financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

ECONOMY AND INFLATION
Except as disclosed herein, we have not experienced any significant cancellation of orders due to the downturn in the economy and only a small number of customers requested delays in delivery or production of orders in process. Our management believes that inflation has not had a material effect on our results of operations.
Our management believes that inflation has not had a material effect on our results of operations

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of the accompanying financial statements and related disclosures in conformity with U.S. GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in the accompanying financial statements and the accompanying notes. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. When making these estimates and assumptions, we consider our historical experience, our knowledge of economic and market factors and various other factors that we believe to be reasonable under the circumstances. Actual results could differ from these estimates. The following critical accounting policies are significantly affected by judgments, assumptions and estimates used in the preparation of the financial statements:

Stock-Based Compensation
ASC 718, “Accounting for Stock-Based Compensation" established financial accounting and reporting standards for stock-based employee compensation plans. It defines a fair value based method of accounting for an employee stock option or similar equity instrument. In January 2006, Inova implemented ASC 718, and accordingly, Inova accounts for compensation cost for stock option plans in accordance with ASC 718. Inova accounts for share based payments to non-employees in accordance with ASC 505-50 “Accounting for Equity Instruments Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

Derivative Financial Instruments
Inova does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. Inova evaluates all of it financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income. For option-based simple derivative financial instruments, Inova uses the Black-Scholes option-pricing model to value the derivative instruments at inception and subsequent valuation dates. For complex embedded derivatives, Inova uses a Monte Carlo simulation model to value the derivative instruments at inception and subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

RECENT ACCOUNTING PRONOUNCEMENTS
Recent accounting pronouncements issued by FASB (including EITF), the AICPA and the SEC did not or are not believed by management to have a material impact on the Company’s present or future financial statements.
i) CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE
The Company has not changed its auditors during the previous 2 years and has not had any disagreements with its auditors.

k) DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
The following table sets forth the names and ages of all of our directors and executive officers as of November 6, 2012. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which the director or executive officer was selected.

Name	Age	Position
Adam Radly	43	President, Chief Executive Officer and Chairman of the Board of Directors

Bob Bates	43	Chief Financial Officer
Paul Aunger	52	Corporate Secretary and Director
Alex Lightman	48	Director

Directors and Executive Officers
Biographical information with respect to our executive officers and directors is provided below. There are no family relationships between any of our executive officers or directors.

Adam Radly has been our Chief Executive Officer since 2005. Mr. Radly became Chief Executive Officer of Inova after the merger with Web’s Biggest. Mr. Radly was previously the founder and CEO of Isis Communications, where he did a $100 million IPO. He has since done many acquisitions and fundraisings. This experience and Mr. Radly's ability to handle numerous highly challenging issues successfully and creatively makes him a stellar officer/leader.

Bob Bates has been our CFO since 2007 and is a CPA, CVA and CFE with over 20 years experience as a Controller and CFO for various public and private entities in several countries. He was with Allied Capital (NYSE), a billion dollar company, as Controller and worked for May Company, formerly a multi-billion public company. He worked on an IPO in 1999 for Edata Resources. He also worked with KPMG in compliance areas. He is a director of Catalyst Group, where he worked on their IPO. This company morphed into Orion Financial Group, where he is now a director and working on their IPO. His experience in the areas of SEC financial reporting, specifically in consolidation accounting, small business valuation and accounting experience in debt and acquisition accounting make him a strong accounting officer.

Paul Aunger. Mr. Aunger became a director and the Company’s Secretary on November 22, 2005. He is managing partner of Advisors, LLC and has been for more than 5 years and founder of the Web’s Biggest search engine. Prior to founding Web’s Biggest, Paul founded News Canada Inc. (www.newscanada.com ) in 1981 with Mr. Richard D. Smith. He was President of News Canada until it merged with MDC Communications Corporation (www.mdccorp.com ) in 1997. His business acumen and breadth of experience make him a good director.

Alex Lightman is the CEO and chairman of Innofone.com, the first public company focused exclusively on developing applications for Internet Protocol version 6 (IPv6) and has been for more than 5 years. Lightman also founded IPv6 Summit, Inc. He became a director of Inova in 2008. His technical and entrepreneurial background make him a good director.

Non-Employee Directors
The Board members serve for the latter of a period of one year or until the next annual meeting of shareholders.
Our executive officers are appointed by our board of directors and hold office until removed by the Board.
Conflicts of Interest – General
Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts of interest including, among other things, time, efforts and corporation opportunity, involved in participation with such other business entities. While each officer and director of our business is engaged in business activities outside of our business, the amount of time they devote to our business will be up to approximately 50 hours per week.
Conflicts of Interest – Corporate Opportunities
Presently no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officers and directors do, however, have a fiduciary duty of loyalty to us to disclose to us any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise. Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring an affiliate, associate person or business opportunity from any affiliate or any client of any such person.

l) Executive Compensation: Summary Compensation Table
Name and principal		Management fee	Stock
position	Year	($)	Awards ($)	Total ($)
Adam Radly, Chairman and CEO	2011		-0-	0,000
Adam Radly, Chairman and CEO	2012	0	-0-	0,000
Paul Aunger, Secretary and Director	2011	0	48,000	48,000
Paul Aunger, Secretary and Director	2012	0	48,000	48,000
Bob Bates, CFO (HP Accounting)	2011	120,000	-0-	120,000
Bob Bates, CFO (HP Accounting)	2012	120,000	-0-	120,000
Alex Lightman, Director	2011	12,000	-0-	12,000
Alex Lightman, Director	2012	12,000	-0-	12,000

Adam Radly. We are not a party to an employment agreement with Mr. Radly. My Radly has agreed to provide his services at no cost to the Company for a period from Jul 1, 2009 to June 30, 2013. Companies in which Mr. Radly has an interest (and therefore are defined as “related” to Mr. Radly) do provide additional services to the Company that do not include his services as CEO of Inova. The total amount earned by these entities in the most recent fiscal year (the 12 months ending April 2011) was $240,000, per the management fee agreement. These payments are reflected in the executive compensation for Mr. Radly in our filings because he has disclosed that he has an interest in these companies.

Bob Bates (services provided by HP Accounting at the rate of $11,000 per month).
All of our officers and/or directors will continue to be active in other companies. All officers and directors have retained the right to conduct their own independent business interests.
It is possible that situations may arise in the future where the personal interests of the officers and directors may conflict with our interests. Such conflicts could include determining what portion of their working time will be spent on our business and what portion on other business interest. To the best ability and in the best judgment of our officers and directors, any conflicts of interest between us and the personal interests of our officers and directors will be resolved in a fair manner which will protect our interests. Any transactions between us and entities affiliated with our officers and directors will be on terms which are fair and equitable to us. Our Board of Directors intends to continually review all corporate opportunities to further attempt to safeguard against conflicts of interest between their business interests and our interests.
We have no intention of merging with or acquiring an affiliate, associated person or business opportunity from any affiliate or any client of any such person.

m) Security Ownership of Certain Beneficial Owners
The following table sets forth information as of the date of this prospectus as to each person or group who is known to us to be the beneficial owner of more than 5% of our outstanding voting securities and as to the security and percentage ownership of each of our executive officers and directors and of all of our officers and directors as a group.
Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities and therefore the officer may not be the actual owner of the securities but if the officer has the power to influence the voting rights attached to the securities then these securities have been included in this table. The number of shares shown as beneficially owned in the tables below are calculated pursuant to Rule 13d-3(d)(1) of the Exchange Act. Under Rule 13d-3(d)(1), shares not outstanding that are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.
Applicable percentage ownership in the following table is based on approximately 88,688,715 shares of common stock outstanding (including all issuances referred to in this filing and any other prior ones) as of October 31, 2012 plus, for each individual, any securities that individual has the right to acquire within 60 days of July 31, 2012.

Name of Beneficial Owner	Common Stock Beneficially Owned Number of Shares of Common Stock	Percentage of Class

Adam Radly, Chairman and CEO (3)	48,016,154	54%
Southbase International, Ltd. (1)	48,016,154	54%
Southbase, LLC (1)	18,742,704	21%
Paul Aunger, Secretary and Director (2)	25,104,522	28%
Advisors, LLC	25,104,522	28%
Alex Lightman, Director	0	0
Bob Bates, CFO (HP Accounting)	0	0
Total officers/directors	73,120,676	82%

1) Southbase, LLC holds 18,742,704 shares and Southbase International holds 29,273,450 shares. Southbase, LLC is 100% owned by Southbase International. Both Southbase entities are related to Radly.

2) Advisors, LLC holds all shares listed above. Advisors is owned by Paul Aunger, so he is the beneficial owner of the shares.

3) Adam Radly is listed even though he doesn't own any of the shares directly. This is because he controls the voting of the 48,016,154 Inova shares.

In the table the same shares are counted multiple times due to the possibility of there being more than one beneficial owner of the same shares.

n) CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Companies in which our CEO, Mr. Radly, has an interest (and therefore are defined as “related” to Mr. Radly) provide various services to the Company that do not include his services as CEO of Inova. The total amount paid to these entities in the most recent fiscal year (the 12 months ending April 2012) was $240,000. These payments are reflected in the executive compensation segments for Mr. Radly in our filings because he has disclosed that he has an interest in these companies. Mr. Radly provides his services as CEO at no cost to Inova.

UNDERWRITING
This offering is self-underwritten direct public offering, without any participation by underwriters or broker-dealers. The shares will be sold through the efforts of our officers and directors.

Item 12a
INDEMNIFICATION, LIMITATION OF LIABILITY, AND
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES
The Nevada Business Corporation Act requires us to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Nevada Business Corporation Act permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of us and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained.
The Nevada Business Corporation Act prohibits indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Florida Business Corporation Act may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law.
The Nevada Business Corporation Act also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.
According to our bylaws, we are authorized to indemnify our directors to the fullest extent authorized under Nevada Law subject to certain specified limitations.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions or otherwise, we are advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

WHERE YOU CAN FIND FURTHER INFORMATION
We filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1, as amended, under the Securities Act with respect to the common stock being offered in this offering. Although this prospectus, which forms a part of the Registration Statement, contains all of the material information set forth in the Registration Statement, parts of the Registration Statement are omitted in accordance with the rules and regulations of the Commission.
The omitted information may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Commission at Judiciary Plaza, 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. For further information with respect to our company and the securities being offered in this offering, reference is hereby made to the Registration Statement, including the exhibits thereto and the financial statements, notes, and schedules filed as a part thereof.
The Registration Statement, including all exhibits and schedules and amendments, has been filed with the Commission through the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. Copies of all of our filings with the Commission may be viewed on the Commission’s internet web site at http://www.sec.gov. We also maintain a website at http://www.INOVAtechnology.com. We may include our public filings on our website, and will include such information to the extent required by applicable law and the rules and regulations of any exchange on which our shares are listed.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the fees and expenses the Company expects to incur in connection with the issuance and distribution of the securities being registered. The selling shareholders will not be responsible for any such fees. With the exception of the SEC registration fee, all amounts are estimates

SEC Filing Fee	$430
Printing Expenses	$1,000
Accounting Fees and Expenses	$2,000
Legal Fees and Expenses	$0
Miscellaneous	$70

Total	$3,500	*

*	Estimated.

Item 14. Indemnification Of Directors And Officers
As permitted under the Business Corporation Law of the State of Nevada, our Certificate of Incorporation provides that all our directors shall be entitled to be indemnified for any breach of duty, provided that no indemnification may be made to or on behalf of any director if a judgment or other final adjudication adverse to the director establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled.
Our Certificate of Incorporation further provides for indemnification of any person for actions as a director, officer, employee or agent of the Company to the fullest extent permitted by law with regards to fines, judgments fees and amounts paid in a settlement in an action or proceeding if the person acted in good faith and in a manner the person reasonably believed in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities

·	666,667 shares of common stock for the conversion of $25,250 of Agile debt and sold 333,333 shares of common stock for $10,000.

·	4,222,379 shares of common stock for the conversion of $32,000 of Asher debt

·	6,944,444 shares of common stock for settlement of accounts payable

·	2,933,333 shares of common stock for services with a fair value of $72,000

Exemption From Registration Claimed
All of the above sales by the Company of its unregistered securities were made by the Company in reliance upon Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"). All of the individuals and/or entities that purchased the unregistered securities were primarily existing shareholders, known to the Company and its management, through pre-existing business relationships, as long standing business associates and employees. All purchasers were provided access to all material information, which they requested, and all information necessary to verify such information and were afforded access to management of the Company in connection with their purchases. All purchasers of the unregistered securities acquired such securities for investment and not with a view toward distribution, acknowledging such intent to the Company. All certificates or agreements representing such securities that were issued contained restrictive legends, prohibiting further transfer of the certificates or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration in any further resale or disposition.

Item 16. Exhibits.

No.	Exhibit
3.1	Articles of Incorporation filed May 16, 1997 and amendments**
3.2	Bylaws**
5.1	Legal Opinion of Michael A. Littman, Attorney at law **

23.2	Consent of Michael A. Littman, Attorney at law. (included in 5.1)

23.1	Consent of MaloneBailey LLP, Certified Public Accountants**

24.1	Power of Attorney (Incorporated by reference to signature page of Registration Statement on Form S-1)
*	To be filed upon Amendment
**	Filed Herewith
***	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

Item 17.Undertakings

Inova Technology, Inc. hereby undertakes the following:
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the Offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of the directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of the directors, officers, or controlling persons in connection with the securities being registered, we will unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.
For determining liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b) (1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

That each prospectus filed pursuant to Rule 424(b) as part of the registration statement shall be a part of and included in the registration statement as of the date it is first used after effectiveness and that no statement made in this registration statement or the prospectus that a part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or the prospectus will, supersede or modify any statement that was made in the registration statement or prospectus or made in any such document immediately prior to such date of first use.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on behalf of the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada on November 30, 2012.

INOVA TECHNOLOGY, INC. a Nevada corporation

By:	/S/ Adam Radly
Adam Radly
Chief Executive Officer, President & Chairman
/S/ Bob Bates Chief Financial Officer & Principal Accounting Officer
Bob Bates
Each person whose signature appears below constitutes and appoints Mr. Radly as his or her true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with Inova Technology, Inc. and on the dates indicated.

Dated: November 30, 2012	/S/ ADAM RADLY
Adam Radly, Chief Executive Officer,
President and Chairman
(Principal Executive Officer)

Dated: November 30, 2012	/S/ BOB BATES
Bob Bates, Chief Financial Officer & Principal Accounting Officer

Dated: November 30, 2012	/S/ PAUL AUNGER
Paul Aunger, Director, Secretary

Dated: November 30, 2012	/S/ Alex Lightman.
Alex Lightman, Director